UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006.

Commission File Number: 001-31221

Total number of pages: 84

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated October 27, 2006 announcing the company’s results for The Six Months ended September 30, 2006.

2.	Materials presented in conjunction with the earnings release dated October 27, 2006 announcing the company’s results for The first Six Months ended September 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 30, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, October 27, 2006 NTT DoCoMo, Inc.

Earnings Release for the Six Months Ended September 30, 2006

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the six months ended September 30, 2006 (April 1, 2006 to September 30, 2006), are summarized as follows.

<< Highlights of Financial Results >>

•	For the six months ended September 30, 2006, operating revenues were ¥2,383.4 billion (up 0.4% compared to the same period of the prior year), operating income was ¥516.9 billion (down 7.4% compared to the same period of the prior year), income before income taxes was ¥520.3 billion (down 17.8 % compared to the same period of the prior year) and net income was ¥309.8 billion (down 19.6% compared to the same period of the prior year).

•	Earnings per share were ¥7,005.67 and EBITDA margin* was 36.9%, down 1.3 point compared to the same period of the prior year, and ROCE* was 10.7%, down 0.8 point compared to the same period of the prior year.

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2007, are forecasted to be ¥4,799.0 billion (up 0.7% year-on-year), ¥810.0 billion (down 2.7% year-on-year), ¥815.0 billion (down 14.4% year-on-year) and ¥488.0 billion (down 20.1% year-on-year), respectively.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2007, please refer to page 10-12.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42. See page 42 for the definition of ROCE.

1

<< Comment by Masao Nakamura, President and CEO >>

In the first six months of the fiscal year ending March 31, 2007, we have worked continuously to strengthen our overall service offerings, for example, by enriching our handset lineup, improving FOMA’s network coverage to a level superior to mova’s, and reinforcing our music related service through the launch of “Music Channel” service in the run-up to the introduction of Mobile Number Portability. The favorable results delivered by these actions are visible in such metrics as the significantly improved cellular churn rate.

We secured gains in operating revenues, which grew to ¥2,383.4 billion due to an increase in our core cellular services revenues, while operating income for the first six months decreased from the same period of last fiscal year to ¥516.9 billion. For the full year operating income, we will strive to achieve our target, which remains unchanged from our initial guidance at ¥810.0 billion. Also, we revised our projected capital expenditures to ¥916.0 billion, up ¥11.0 billion from our initial guidance, to further reinforce the quality of our FOMA network.

In the second half, we plan to introduce over 20 new models in total to respond to the diverse needs of customers, including the release of the latest “903i” series phones featuring significantly upgraded music, game and “Osaifu Keitai”* functions in the fall, and the subsequent introduction of HSDPA-compatible models and one-segment broadcast phones. At the same time, we will work to accelerate the uptake of “DCMX” credit payment service and enhance the convenience of “i-mode” service leveraging the new search function commenced on October 5, 2006, in an effort to expand new revenue sources.

While the competitive environment is expected to become increasingly fierce, we aim to build up our competitiveness by responding swiftly to the changes in the market from a customer-centric viewpoint, and thereby maximize our corporate value.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contact less IC card, as well as the useful function and services enabled by the IC card. With this function, a mobile phone can be utilized as electronic money, a credit card, an electronic ticket, a membership card and an airline ticket, among other things.

<<Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)		Year ended March 31, 2006
Operating revenues	¥2,383.4	¥2,373.5	¥9.9	0.4%	¥4,765.9
Operating expenses	1,866.5	1,815.1	51.4	2.8	3,933.2

Operating income	516.9	558.4	(41.5)	(7.4)	832.6
Other income (expense)	3.4	74.7	(71.3)	(95.5)	119.7

Income before income taxes	520.3	633.1	(112.8)	(17.8)	952.3
Income taxes	210.5	246.7	(36.2)	(14.7)	341.4
Equity in net income (losses) of affiliates	0.1	(1.1)	1.2	—	(0.4)
Minority interests in consolidated subsidiaries	(0.0)	0.0	(0.0)	—	(0.1)

Net income	¥309.8	¥385.3	¥(75.5)	(19.6)%	¥610.5

2

1.	Business Overview

(1)	Operating revenues totaled ¥2,383.4 billion (up 0.4% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues increased to ¥2,112.4 billion (up 1.3% compared to the same period of the prior year). Despite some negative effects from our strategic billing arrangements introduced in the past, revenues grew due to acquisition of new subscribers and continued improvement in our churn rate through our customer-oriented operations.

•	Voice revenues from FOMA services increased to ¥844.2 billion (up 66.7% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥447.2 billion (up 72.9% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers to 29.1 million (up 73.5% compared to the same period of the prior year). The increase in the number of FOMA subscribers resulted from factors such as the release of new handsets including as the “FOMA 902iS/702iS” series, further improvements in our network quality and an increase in the number of billing plans that can be combined with “pake-hodai”, a flat-rate packet billing plan for unlimited i-mode usage.

•	Equipment sales revenues decreased to ¥209.1 billion (down 6.0% compared to the same period of the prior year). While the number of handset sold increased due to steady migration of subscribers from mova services to FOMA services, the amount accounted for as sales revenue per handset decreased.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Wireless services	¥2,174.2	¥2,151.0	¥23.3	1.1%
Cellular (FOMA+mova) services revenues (i)	2,112.4	2,085.6	26.8	1.3
- Voice revenues (ii)	1,504.9	1,539.2	(34.3)	(2.2)
Including: FOMA services	844.2	506.6	337.6	66.7
- Packet communications revenues	607.5	546.4	61.1	11.2
Including: FOMA services	447.2	258.7	188.5	72.9
PHS services revenues	13.0	23.2	(10.2)	(43.9)
Other revenues	48.8	42.2	6.6	15.6
Equipment sales	209.1	222.5	(13.3)	(6.0)

Total operating revenues	¥2,383.4	¥2,373.5	¥ 9.9	0.4%

Notes:

(i)	Cellular (FOMA+mova) services revenues for the six months ended September 30, 2006 reflect the impact of including the portion of “Nikagetsu Kurikoshi” (2-months carry over) allowances that are projected to expire.

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥1,866.5 billion (up 2.8% compared to the same period of the prior year).

•	Personnel expenses were ¥124.5 billion (up 1.5% compared to the same period of the prior year). The number of employees as of September 30, 2006 was 22,165.

•	Non-personnel expenses increased to ¥1,179.0 billion (up 3.8% compared to the same period of the prior year) mainly due to an increase in expenses related to our service enhancement, such as upgrade of FOMA network and point loyalty programs, as well as an increase in cost of equipment sold.

•	Depreciation and amortization increased by 2.4% to ¥347.7 billion compared to the same period of the prior year due to an increase in capital expenditures for expansion and quality improvement of FOMA network.

3

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Personnel expenses	¥124.5	¥122.7	¥1.8	1.5%
Non-personnel expenses	1,179.0	1,135.5	43.5	3.8
Depreciation and amortization	347.7	339.5	8.2	2.4
Loss on disposal of property, plant and equipment and intangible assets	18.1	11.8	6.3	53.1
Communication network charges	178.9	186.9	(8.0)	(4.3)
Taxes and public dues	18.3	18.6	(0.3)	(1.6)

Total operating expenses	¥1,866.5	¥1,815.1	¥51.4	2.8%

Notes:

For the period starting from April 1, 2006, the amount of impairment loss related to PHS assets, which was separately stated in the past, is included in “Depreciation and amortization”. As the result thereof, certain reclassifications are made to the operating results for the six months ended September 30, 2005.

(3)	Operating income decreased to ¥516.9 billion (down 7.4% compared to the same period of the prior year). In addition, due principally to the effect of a gain we recognized on the sale of Hutchison 3G UK Holdings Limited shares (¥62.0 billion) in the same period of the prior year, income before income taxes decreased to ¥520.3 billion (down 17.8% compared to the same period of the prior year).

(4)	Net income was ¥309.8 billion (down 19.6% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥2,349.7 billion and operating income was ¥527.2 billion.

–	The aggregate number of cellular (FOMA+mova) services subscribers increased to 52.10 million as of September 30, 2006 (up 1.9% compared to the same period of the prior year).

–	Voice ARPU, packet ARPU, and aggregate ARPU of cellular (FOMA+mova) services for the six months ended September 30, 2006 were ¥4,830 (down 6.2% compared to the same period of the prior year), ¥1,980 (up 7.0% compared to the same period of the prior year), and ¥6,810 (down 2.7% compared to the same period of the prior year), respectively.

–	Churn rate for cellular (FOMA+mova) services for the three months and six months ended September 30, 2006 were 0.60% (an improvement of 0.21 point compared to the same period of the prior year) and 0.62% (an improvement of 0.19 point compared to the same period of the prior year), respectively.

•	Cellular (FOMA) services

–	Reinforcement of network coverage and launch of HSDPA (High-Speed Downlink Packet Access) ahead of the Mobile Number Portability (MNP)

Ahead of the MNP, during October, we have completed FOMA network coverage nationwide for heavy-traffic facilities such as JR stations, educational institutes, and public service areas for automobiles. We have also implemented opinion survey regarding service areas to improve quality of radio reception and been involved in an active PR campaign for our involvement. In August we launched HSDPA services, which provide packet download speed of up to 3.6Mbps, approximately 10 times faster than current FOMA services, first in Metropolitan Tokyo areas and to be expanded gradually in the future.

–	Enriched variety of handset lineup

We released various handsets including our high-end model, the “FOMA 902iS” series, which are equipped with the state-of-the-art functions, our standard model, the”FOMA 702iS” series, which feature unique designs and the”SIMPURE” series, which are compatible with international roaming functions. As for terminal compatible with HSDPA services, we released”FOMA N902iX HIGH-SPEED” handset, capable of both voice and data communication, and”FOMA M2501 HIGH-SPEED”, a PC card type terminal dedicated to data communication.

4

–	Providing various security services and music services

For security purpose of our subscribers, we equipped “FOMA 902iS” series handsets with bio-authentification functions which identify face or voice of a registered person. We also launched a new service which enables our subscribers to lock the IC card functions including “Osaifu-Keitai” by just calling to our customer service center in case of loss of their handset. Furthermore, we also reinforced our competitiveness in music download services when we launched the “Chaku-Uta Full” service, which enables downloading of a complete music track and “Music Channel” service, which provides a longer and high-quality music program downloaded through the HSDPA network.

–	Corporate marketing

We have been continuously involved in billing-consulting and mobile system solution for our corporate accounts. In response to a demand of our customers, we added two handsets, both of which feature PC-like operability and international roaming function, to our system solution alternatives; “hTc Z” handset, which is supplied by High Tech Computer Corporation in Taiwan and “BlackBerry 8707h”, which is supplied by Research In Motion Limited in Canada. We also launched a new service which enables our corporate customers to remotely lock a lost handset and delete its internal data through a website.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services for the six months ended September 30, 2006 were ¥5,290 (down 11.5% compared to the same period of the prior year), ¥2,840 (down 8.1% compared to the same period of the prior year) and ¥8,130 (down 10.4% compared to the same period of the prior year), respectively.

•	Cellular (mova) services

–	Due to the continuous migration of the subscribers from mova services to FOMA services, the proportion of mova services subscribers to the aggregate cellular (FOMA+mova) subscribers as of September 30, 2006 decreased to 44.2%.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services for the six months ended September 30, 2006 were ¥4,340 (down 9.8% compared to the same period of the prior year), ¥1,060 (down 22.1% compared to the same period of the prior year) and ¥5,400 (down 12.5% compared to the same period of the prior year), respectively.

•	i-mode services

–	Usage promotion

In order to increase usage volume among a wide range of subscribers, we continued to promote our “i-channel”, push-type information casting service, by setting our handsets “i-channel” compatible as a default function. In addition, for further convenience of our subscribers, we upgraded our network to enable our subscribers to transmit a decorated i-mode email to those of other network operators including au, TU-KA, and Vodafone (SoftBank).

–	Global development

GLOBUL (Cosmo Bulgaria Mobile EAD), a mobile operator in Bulgaria, launched the i-mode services in September 2006. The i-mode services are rolled out in 16 countries and areas including Japan as of September 30, 2006 and the number of i-mode services subscribers of all foreign carriers increased steadily.

5

•	International services

–	Addition of handsets compatible with international roaming-out service
To promote usage of our international roaming-out service, we increased the series of compatible handset such as the “SIMPURE” series.

–	Expansion of the service area
We steadily expanded the service area of international roaming-out services for voice calls and SMS to 145 countries and areas; for packet communications to 90 countries and areas; and for videophone calls to 29 countries and areas as of September 30, 2006.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. See page 41 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	September 30, 2006	March 31, 2006	Increase (Decrease)
Cellular (FOMA) services	29,098	23,463	5,635	24.0%
Cellular (mova) services	23,004	27,680	(4,676)	(16.9)
i-mode services	47,186	46,360	827	1.8

    Note:

Number of i-mode subscribers as of September 30, 2006
= Cellular (FOMA) i-mode subscribers (28,199 thousand) + Cellular (mova) i-mode subscribers (18,987 thousand)

Number of i-mode subscribers as of March 31, 2006
= Cellular (FOMA) i-mode subscribers (22,914 thousand) + Cellular (mova) i-mode subscribers (23,446 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Mobile phone business operating revenues	¥2,349.7	¥2,332.7	¥17.0	0.7%
Mobile phone business operating income	527.2	559.1	(32.0)	(5.7)

(2)	PHS business

Operating revenues were ¥13.2 billion and operating loss was ¥4.0 billion.

•	Ahead of the termination of the service during the three months ending December 31, 2007, we are continuously engaged in a campaign to encourage current PHS subscribers to migrate to FOMA services.

–	PHS ARPU for the six months ended September 30, 2006 was ¥3,130 (down 5.4% compared to the same period of the prior year).

Note:

See page 41 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	September 30, 2006	March 31, 2006	Increase (Decrease)
PHS services	606	771	(165)	(21.4)%

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
PHS business operating revenues	¥13.2	¥23.7	¥(10.5)	(44.3)%
PHS business operating loss	(4.0)	(1.0)	(3.0)	(291.1)%

6

(3)	Miscellaneous businesses

Operating revenues were ¥20.5 billion and operating loss was ¥6.3 billion.

•	Credit business

–	Promotion of credit platform “iD”
To spread our mobile credit platform “iD”, we agreed with other electronic commerce service providers on the establishment of the “common infrastructure (common reader/writer and common usage center)” where electronic payment becomes available for users of “iD”, “Suica”, “QUICPay”, and “Edy”.

–	Launch of DCMX
We launched “DCMX mini” and “DCMX”, our credit payment services based on our “iD” platform, from this fiscal year. The “FOMA 902iS” series handsets are equipped with the pre-installed “i-appli” application software for our “DCMX”. The aggregated number of “DCMX” and “DCMX mini” subscribers increased to 810 thousand as of September 30, 2006.

–	The number of the “Osaifu-Keitai” service subscribers increased to 16.00 million as of September 30, 2006.

•	Wireless LAN service

–	We completed coverage of our wireless LAN service in Tsukuba Express train.
The number of our domestic hotspots increased to 1,358 as of September 30, 2006.

•	Quickcast service

–	Ahead of the termination of the service on March 31, 2007, we continued to correspond with current subscribers of the service.

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Miscellaneous businesses operating revenues	¥20.5	¥17.0	¥3.4	20.2%
Miscellaneous businesses operating income (loss)	(6.3)	0.3	(6.5)	—

3.	Capital Expenditures

Total capital expenditures were ¥462.8 billion.

•	For reinforcement of our competitiveness prior to the introduction of the MNP, we built base stations at a record-high pace, expanded the coverage areas of FOMA services, improved network quality, and reinforced our FOMA network to meet the increase in traffic demand. We also continued our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures during the six months ended September 30, 2006 increased by 14.0% compared to the same period of the prior year.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Mobile phone business	¥406.2	¥345.9	¥60.2	17.4%
PHS business	0.7	0.4	0.3	70.8
Other (including information systems)	55.9	59.6	(3.7)	(6.2)

Total capital expenditures	¥462.8	¥405.9	¥56.9	14.0%

7

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥259.0 billion (down 69.9% compared to the same period of the prior year). The combination of an increase in income tax payment and a decrease in refund of income taxes resulted in increase in cash payment by ¥230.3 billion (we paid ¥81.1 billion for income taxes and received ¥93.1 billion as a refund of income taxes in the same period of the prior year, when deferred tax assets from the impairment of our investment in AT&T Wireless Services, Inc. were realized). The decrease in net cash provided by operating activities is also due to the effect of a bank holiday at the end of September, which deferred our cash reception of ¥222.0 billion including cellular revenues to the following month.

•	Net cash used in investing activities was ¥530.1 billion (down 11.5% compared to the same period of the prior year). Increase in capital expenditures was more than offset by a decrease in acquisition of long-term investments and a decrease in payment of cash from changes in investments for cash management purposes.

•	Net cash used in financing activities, including repurchase of our own stock, dividend payment, repayment of outstanding long-term debt, was ¥323.2 billion (down 5.1% compared to the same period of the prior year). Increase in repayment of outstanding long-term debt and dividend payment was more than offset by a decrease in payment for repurchase of our own stock. We spent ¥90.0 billion during the six months ended September 30, 2006 to repurchase our own stock.

•	Free cash flows were negative ¥271.1 billion. Free cash flows excluding irregular factors and changes in investments for cash management purposes were negative ¥48.4 billion.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Increase (Decrease)
Net cash provided by operating activities	¥259.0	¥858.9	¥(600.0)	(69.9)%
Net cash used in investing activities	(530.1)	(598.7)	68.7	11.5%
Net cash used in financing activities	(323.2)	(340.5)	17.3	5.1%
Free cash flows	(271.1)	260.2	(531.3)	—
Free cash flows excluding irregular factors and changes in investments for cash management purposes +	(48.4)	360.2	(408.6)	—

<Financial measures>	Six months ended September 30, 2006	Six months ended September 30, 2005	Increase (Decrease)
Equity ratio	69.0%	64.5%	4.5pt
Market equity ratio +	140.8%	160.7%	(19.9pt)
Debt ratio	13.5%	19.1%	(5.6pt)
Debt payout period (years)	0.7	0.5	0.2
Interest coverage ratio	157.2	203.0	(45.8)

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Irregular factors = the effects of uncollected revenues due to a bank holiday at the end of the fiscal period.

•	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.

•	Equity ratio = Shareholders’ equity / Total assets

•	Market equity ratio = Market value of total share capital / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities *

*	To annualize, the amounts of Cash flows from operating activities are doubled.

•	Interest coverage ratio = Cash flows from operating activities / Interest expense**

**	Interest expense is cash interest paid, which is disclosed in “Supplemental disclosures of cash flow information” for consolidated statement of cash flows on page 22.

+	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42.

8

5.	Profit Distribution

•	The Company plans to pay ¥2,000 per share as an interim dividend for the six months ended September 30, 2006.

 Note:

The Company plans to begin paying an interim dividend from November 22, 2006.

9

<< Prospects for the Fiscal Year Ending March 31, 2007 >>

Competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, with the introduction of the Mobile Number Portability system on October 24, 2006, and market entry by new entrants, in addition to the increase of cellular phone penetration rates and diversifying user needs.

In view of these market conditions, the trend of churn rate, which had been maintained at low levels in the first half of this fiscal year, and the decrease in the number of handsets sold, we have decided to revise the consolidated results forecasts for our corporate group as below.

Operating revenues forecast has been revised downwards by ¥39.0 billion from the initial guidance to ¥4,799.0 billion, due mainly to a projected decline in equipment sales revenues of ¥33.0 billion. Operating expenses, on the other hand, were revised downwards by a total of ¥39.0 billion, as a result of a ¥23.0 billion decline in revenue-linked expenses owing to reduced handset sales, and various cost-cutting measures, including savings in communication network charges to be achieved through improving the efficiency of circuit utilization. Accordingly, our operating income forecast remains unchanged from the initial guidance of ¥810.0 billion.

Against this backdrop, we will strive even harder to reinforce our core business, and at the same time, work to create new revenue sources by accelerating the uptake of our “DCMX” credit service and linking our cellular phones with the services provided by related external partners, with the goal to transform cellular phones into convenient multifunctional tools for everyday life and business.

We will also continue our efforts to enhance the efficiency of our operations by reviewing our business process to solidify our managerial foundation, and try to maximize our enterprise value thereby.

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006 (Actual results)	Increase (Decrease)
Operating revenues	¥4,799.0	¥4,765.9	¥33.1	0.7%
Operating income	810.0	832.6	(22.6)	(2.7)%
Income before income taxes	815.0	952.3	(137.3)	(14.4)%
Net income	488.0	610.5	(122.5)	(20.1)%
Capital expenditures	916.0	887.1	28.9	3.3%
Free cash flows excluding irregular factors and changes in investments for cash management purposes	290.0	510.9	(220.9)	(43.2)%
EBITDA *	1,601.0	1,606.8	(5.8)	(0.4)%
EBITDA margin *	33.4%	33.7%	(0.3pt )	—
ROCE *	16.7%	17.2%	(0.5pt )	—
ROCE after tax effect *	9.9%	10.1%	(0.2pt )	—

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of Free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 42.

10

The financial forecasts for the year ending March 31, 2007, are based on the forecasts of the following operation data.

	March 31, 2007 (Forecasts)	March 31, 2006 (Actual results)	Increase (Decrease)
Number of cellular (FOMA) services subscribers (Thousands)	34,800	23,463	11,337	48.3%
Number of cellular (mova) services subscribers (Thousands)	18,200	27,680	(9,480)	(34.2)%
Number of i-mode subscribers (Thousands)	47,900	46,360	1,540	3.3%
Number of PHS subscribers (Thousands)	390	771	(381)	(49.4)%
Aggregate ARPU (cellular (FOMA and mova) services)	¥6,670	¥6,910	¥(240)	(3.5)%
Voice ARPU	4,700	5,030	(330)	(6.6)%
Packet ARPU	1,970	1,880	90	4.8%

Note:

Number of i-mode subscribers includes numbers of cellular (FOMA) and cellular (mova) i-mode subscribers.

*	See page 41 for the details of ARPU calculation methods.

•	DoCoMo expects to pay a total annual dividend of ¥4,000 per share for the year ending March 31, 2007, consisting of an interim dividend of ¥2,000 per share and a year-end dividend of ¥2,000 per share.

11

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	As competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of Mobile Number Portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

The products or company names shown in this Earnings Release are trademarks or registered trademarks of each corresponding company.

12

Consolidated Semi-annual Financial Statements	October 27, 2006 [U.S. GAAP]

For the Six Months Ended September 30, 2006

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	October 27, 2006
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	62.9%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2006 (April 1, 2006 - September 30, 2006)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes
Six months ended September 30, 2006	2,383,373	0.4%	516,889	(7.4)%	520,267	(17.8)%
Six months ended September 30, 2005	2,373,455	(3.2)%	558,368	2.4%	633,090	16.1%

Year ended March 31, 2006	4,765,872		832,639		952,303

	Net Income		Basic Earnings per Share		Diluted Earnings per Share
Six months ended September 30, 2006	309,820	(19.6)%	7,005.67	(yen)	7,005.67	(yen)
Six months ended September 30, 2005	385,276	14.9%	8,387.80	(yen)	8,387.80	(yen)

Year ended March 31, 2006	610,481		13,491.28	(yen)	13,491.28	(yen)

Notes:

1. Equity in net income (losses) of affiliates for the six months ended September 30, 2006, 2005 and for the fiscal year ended March 31, 2006 was 131 million yen, (1,097) million yen and (364) million yen, respectively.

2. The weighted average number of shares outstanding for the six months ended September 30, 2006, 2005 and for the fiscal year ended March 31, 2006 was 44,224,198 shares, 45,932,905 shares and 45,250,031 shares, respectively.

3. Change in accounting policy: No

4. Percentages above represent changes compared to corresponding previous semi-annual period.

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2006	6,050,267	4,176,127	69.0%	95,005.38	(yen)
September 30, 2005	6,120,270	3,948,184	64.5%	88,507.23	(yen)

March 31, 2006	6,365,257	4,052,017	63.7%	91,109.33	(yen)

Note:	The number of shares outstanding as of September 30, 2006, 2005 and March 31, 2006 was 43,956,742 shares, 44,608,603 shares and 44,474,227 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2006	258,953	(530,053)	(323,200)	246,457
Six months ended September 30, 2005	858,939	(598,711)	(340,534)	693,503

Year ended March 31, 2006	1,610,941	(951,077)	(590,621)	840,724

(4)	Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	97
The number of affiliated companies accounted for using the equity method:	13

(5)	Change of reporting entities

The number of consolidated companies added: 2	The number of consolidated companies removed:	4
The number of companies on equity method added: 0	The number of companies on equity method removed:	0

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	4,799,000	815,000	488,000

(Reference) Expected Earnings per Share:    11,101.82 yen

Note:	With regard to the above forecasts, please refer to page 10-12.

* Consolidated semi-annual financial statements are unaudited.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 97 subsidiaries and 13 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Credit business, wireless LAN services, radio paging (Quickcast) service and other miscellaneous businesses

Notes:	We have decided to terminate Quickcast services on March 31, 2007, and PHS services around the third quarter of the year ending March 31, 2008.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the area of mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services), PHS and other businesses in their respective regions.

(3)	Twenty-nine other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 60 other subsidiaries and 13 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures established to launch new business operations.

The following chart summarizes the above.

13

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company (NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Business entrustment
Business entrustment
(Subsidiaries: 8)
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Business Net, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries: 21)
DoCoMo Service Hokkaido Inc.
DoCoMo Service Tohoku Inc.
DoCoMo Service Tokai Inc.
DoCoMo Service Hokuriku Inc.
DoCoMo Service Kansai Inc.
DoCoMo Service Chugoku Inc.
DoCoMo Service Shikoku Inc.
DoCoMo Service Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Tokai Inc.
DoCoMo Mobile Chugoku, Inc.
Global development, New businesses
(Other Subsidiaries: 60)
(Affiliates: 13)
Overseas
DCM Investment Inc.
DoCoMo Capital, Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
inter-touch (BVI) Limited
NTT DoCoMo USA, Inc.
DoCoMo Beijing Communications Laboratories Co., Ltd.
and 34 other companies
ADVANCED MPAY COMPANY LIMITED
Hutchison 3G HK Holdings Limited
Hutchison Telephone Co., Ltd.
Mobile Innovation Company Limited
Telargo Inc.
3G Licensing Limited
Domestic
allucher Inc.
DoCoMo Tametan, Inc.
e Engineering Inc.
e Engineering Tokai, Inc
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Seibu Densan, Co. Ltd.
Double Square Inc.
D2 Communications Inc.
DoCoMo.com, Inc
Nippon Datacom, Co. Ltd.
HIVE Inc.
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc.
Business Expert Kyushu, Inc
NTT Broadband Platform, Inc.
Tower Records Japan Inc.
NIPPON TELECOMMUNICATIONS NETWORK, CO., LTD
FeliCa Networks, Inc.
Sumitomo Mitsui Card Company, Limited.
Mobile Internet Capital, Inc.
Rakuten Auction, Inc.

14

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese mobile communications market is expected to intensify even further due to increases in the market penetration rate, diversification of customer needs and the introduction of Mobile Number Portability system on October 24, 2006, and scheduled market entry by new entrants in the future. Under these circumstances, we plan to run our business focusing on the following three goals; (1) strengthening our core business even further, (2) creating new revenue sources, and (3) facilitating cost reduction.

(1)	Strengthening our core business even further

We aim to react swiftly and adequately to the diversifying needs of customers, and improve every aspect of our offerings, including our handsets, services, billing plans, service area quality and after-sales support to reinforce our comprehensive strength.

(2)	Creating new revenue sources

We will strive to expand our business domains pursuing the three key growth strategies of “multimedia,” “ubiquity” and “globalization”. Specifically, to further expand the use of i-mode and FOMA services, which enable the transmission of large amounts of data at high speeds, we plan to add more handsets tailored to user’s needs in our product lineup, and work to develop and provide a wide array of sophisticated non-voice services, including visual communications and music/video/text delivery services.

In August 2006, we launched a new High-Speed Downlink Packet Access (HSDPA) system to provide new services leveraging the higher packet transmission speeds, in an effort to boost the usage of our cellular phones. We will also work to link our services with those offered by our partner companies through an active use of external interface capabilities embedded in cellular handsets, such as contactless IC chips with the goal to create new businesses which generate income independently of traffic income. Furthermore, as the arena of competition in mobile communications business expands to a global scale, we intend to enhance user’s convenience and increase our revenue opportunities by offering W-CDMA-based global handsets and further reinforcing the “i-mode” alliance. Also, in view of global competition, we will widely look into opportunities for revenue growth, including the possibility of making investments in or forming alliances with not only telecommunications carriers, but also enterprises owning promising technologies as well as companies engaged in mobile communications-related peripheral businesses, while taking into consideration the overall synergy effect from such alliances.

(3)	Facilitating cost reduction

We will work to improve the efficiency of our operations by further cutting handset procurement and network costs, and making a more efficient allocation of sales commissions.

To keep abreast with and react dynamically to the intensified competition and changes in the market, we plan to advance our cellular services placing customers in the center of our strategies to provide innovative solutions that can contribute to our users’ safety and security, as part of our continual efforts to transform cellular phones into convenient tools for everyday life and business.

15

3.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and operating environment based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases in order to plow back profits to shareholders. The Company intends to keep the repurchased shares as treasury shares and in principle to limit the amount of such treasury shares to approximately 5% of its total issued shares, and will consider retiring any treasury shares held in excess of this limit around the end of the fiscal year or at other appropriate times. During the first six months of the year ending March 31, 2007, based on an authorization by a resolution adopted at the Ordinary General Meetings of Shareholders, the Company repurchased 517,483 shares of its own common stock at an aggregate price of ¥90.0 billion.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.

4.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, from the aspect of profitability, to further enhance its management effectiveness. DoCoMo also considers ROCE* an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will make its utmost efforts to achieve an EBITDA margin* of at least 35% and an ROCE* of at least 20% as its medium-term targets and attempt to maximize its corporate value.

Notes:

• EBITDA margin* = EBITDA* / Operating revenues

• EBITDA* =	Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

• ROCE* =

Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2006 and September 30, 2006

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42. See page 42 for the definition of ROCE.

16

5.	Relationship with the Parent Company

(1)	Trade Name of the Parent Company, etc.

(As of September 30, 2006)

Parent company	Parent company’s ownership of voting rights	Securities exchanges where shares issued by the parent company are listed

Nippon Telegraph and Telephone Corporation	62.9%

Tokyo Stock Exchange, Inc. (First Section)

Osaka Stock Exchange, Co. Ltd. (First Section)

Nagoya Stock Exchange, Inc. (First Section)

Fukuoka Stock Exchange

Sapporo Stock Exchange

New York Stock Exchange

London Stock Exchange

(2)	Positions of Listed Companies in the Corporate Group Led by the Parent Company

The corporate group led by our parent company, NTT, operates a wide array of telecommunications services, including local, long-distance, international, and mobile and data telecommunications services.

The Company operates independently within the NTT group, mainly in the field of mobile telecommunications. NTT, which currently owns 62.9% of the voting rights of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder, although we conduct our day-to-day operations independently of NTT, based on our own decisions with our own managerial responsibility.

The Company and NTT concluded a contract for basic research and development conducted by NTT. Under the contract, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits. The Company and NTT also entered into a contract regarding group management and operations run by NTT. Under the contract, NTT provides services and benefits regarding group management and operations to DoCoMo group, and the Company pays compensation to NTT for such services and benefits.

17

6.	Corporate Social Responsibility (CSR)

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. The rapid growth in its uptake, on the other hand, has also caused some negative social problems, such as unwanted bulk emails and crimes involving the use of cellular handsets. Meanwhile, people’s concerns against earthquakes and other natural disasters as well as global environment have heightened in the recent years.

To address these issues, we have worked to improve the reliability of our communications facilities and network and reinforced countermeasures against disasters, strongly aware of our mission to fulfill our corporate social responsibility (CSR). As a part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent unsolicited bulk emails, and responded to the issues addressed in the surveys and research programs conducted by the Mobile Society Research Institute. In addition, we have actively promoted various environmental conservation and social contribution activities on a continual basis, including the collection and recycling of used mobile phone handsets and accessories, saving on paper resources by offering an “e-billing service” which provides customers’ bills through our website or by e-mail message, the “DoCoMo Woods” forestation campaign, and encouraging our employees to take part in various community works as volunteers.

At DoCoMo group, we believe that it is our social mission to help shape a safer and more peaceful world. To realize this goal, we set forth “DoCoMo Anshin Mission” during the fiscal year ended March 31, 2006, under which the whole corporate group implemented various measures and promoted technical innovations in a comprehensive and unified approach.

The concrete actions undertaken under “DoCoMo Anshin Mission” during the first six months of the fiscal year ending March 31, 2007, include the following:

– Provisions against natural disasters

•	To secure an important communication method when there is a risk of network troubles due to use which exceeds the processing capability of our facilities, we introduced and began the operation of a new system for FOMA service, which separately controls voice and packet communication, allowing users to use the i-mode Disaster Message Board service and i-mode mail more easily in the event of a disaster.

•	Decided to add a new item of “Disaster/Crime Prevention and Medical Service” on “i-mode” menu list through which relevant contents will be made available. When the i-mode Disaster Message Board service is activated, a link to this menu item will be created on the message board, allowing users to find necessary information more easily in emergencies.

– Universal design products and services

•	Released “FOMA Raku Raku Phone III”, a universal design mobile phone equipped with a one-touch alarm button to notify the user’s emergency such as sudden illness to people nearby, and a function to automatically make a call to a pre-registered emergency contact number at the same time, etc.

•	Released a bone conduction receiver microphone, dubbed “Sound Leaf”, equipped with the two features of bone conduction and telephone coil (T-coil) as an effective communications tool for the auditory handicapped.

– Care and Protection for Children

•	Held approximately 500 sessions of “DoCoMo Keitai Safety School” seminars in elementary, junior and senior high schools and local communities nationwide to provide children with tips on safe and proper phone usage manners.

18

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2005		March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	¥246,457		¥693,503		¥840,724
Short-term investments	152,005		300,010		51,237
Accounts receivable	813,781		602,272		609,837
Allowance for doubtful accounts	(14,151)		(15,453)		(14,740)
Inventories	206,329		156,352		229,523
Deferred tax assets	90,889		91,288		111,795
Prepaid expenses and other current assets	169,054		111,942		98,382

Total current assets	1,664,364	27.5%	1,939,914	31.7%	1,926,758	30.3%

Property, plant and equipment:
Wireless telecommunications equipment	4,983,479		4,556,618		4,743,136
Buildings and structures	758,298		705,347		736,660
Tools, furniture and fixtures	618,480		598,395		610,759
Land	198,546		196,827		197,896
Construction in progress	142,195		180,162		134,240
Accumulated depreciation and amortization	(3,815,423)		(3,495,061)		(3,645,237)

Total property, plant and equipment, net	2,885,575	47.7%	2,742,288	44.8%	2,777,454	43.6%

Non-current investments and other assets:
Investments in affiliates	177,832		146,541		174,121
Marketable securities and other investments	309,970		224,035		357,824
Intangible assets, net	537,115		534,289		546,304
Goodwill	140,912		140,348		141,094
Other assets	214,606		215,530		264,982
Deferred tax assets	119,893		177,325		176,720

Total non-current investments and other assets	1,500,328	24.8%	1,438,068	23.5%	1,661,045	26.1%

Total assets	¥6,050,267	100.0%	¥6,120,270	100.0%	¥6,365,257	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,600		¥276,785		¥193,723
Short-term borrowings	104		—		152
Accounts payable, trade	567,741		559,318		808,136
Accrued payroll	39,027		38,221		41,799
Accrued interest	1,011		1,617		1,264
Accrued income taxes	121,476		151,783		168,587
Other current liabilities	134,812		153,359		154,638

Total current liabilities	1,013,771	16.8%	1,181,083	19.3%	1,368,299	21.5%

Long-term liabilities:
Long-term debt (exclusive of current portion)	504,813		655,008		598,530
Liability for employees’ retirement benefits	139,084		142,809		135,511
Other long-term liabilities	215,319		192,237		209,780

Total long-term liabilities	859,216	14.2%	990,054	16.2%	943,821	14.8%

Total liabilities	1,872,987	31.0%	2,171,137	35.5%	2,312,120	36.3%

Minority interests in consolidated subsidiaries	1,153	0.0%	949	0.0%	1,120	0.0%

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,311,013		1,311,013		1,311,013
Retained earnings	2,433,610		2,439,410		2,212,739
Accumulated other comprehensive income	20,017		34,936		26,781
Treasury stock, at cost	(538,193)		(786,855)		(448,196)

Total shareholders’ equity	4,176,127	69.0%	3,948,184	64.5%	4,052,017	63.7%

Total liabilities and shareholders’ equity	¥6,050,267	100.0%	¥6,120,270	100.0%	¥6,365,257	100.0%

19

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006		(UNAUDITED) Six months ended September 30, 2005		Year ended March 31, 2006
Operating revenues:
Wireless services	¥2,174,239		¥2,150,988		¥4,295,856
Equipment sales	209,134		222,467		470,016
Total operating revenues	2,383,373	100.0%	2,373,455	100.0%	4,765,872	100.0%

Operating expenses:
Cost of services (exclusive of items shown separately below)	354,567		345,259		746,099
Cost of equipment sold (exclusive of items shown separately below)	552,274		511,518		1,113,464
Depreciation and amortization	347,685		339,530		738,137
Selling, general and administrative	611,958		618,780		1,335,533
Total operating expenses	1,866,484	78.3%	1,815,087	76.5%	3,933,233	82.5%

Operating income	516,889	21.7%	558,368	23.5%	832,639	17.5%

Other income (expense):
Interest expense	(2,807)		(4,338)		(8,420)
Interest income	644		3,399		4,659
Gain on sale of affiliate shares	—		61,962		61,962
Gain on sale of other investments	5		—		40,088
Other, net	5,536		13,699		21,375
Total other income (expense)	3,378	0.1%	74,722	3.2%	119,664	2.5%

Income before income taxes	520,267	21.8%	633,090	26.7%	952,303	20.0%

Income taxes:
Current	130,605		169,341		293,707
Deferred	79,938		77,379		47,675
Total income taxes	210,543	8.8%	246,720	10.4%	341,382	7.2%
Equity in net income (losses) of affiliates	131	0.0%	(1,097)	(0.1)%	(364)	(0.0)%
Minority interests in consolidated subsidiaries	(35)	(0.0)%	3	0.0%	(76)	(0.0)%

Net Income	¥309,820	13.0%	¥385,276	16.2%	¥610,481	12.8%

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,768)		(2,389)		7,662
Net revaluation of financial instruments, net of applicable taxes	10		153		121
Foreign currency translation adjustment, net of applicable taxes	(1,075)		(20,589)		(42,597)
Minimum pension liability adjustment, net of applicable taxes	69		152		3,986

Comprehensive income:	¥303,056	12.7%	¥362,603	15.3%	¥579,653	12.2%

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,224,198		45,932,905		45,250,031

Basic and diluted earnings per share (Yen)	¥7,005.67		¥8,387.80		¥13,491.28

20

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Year ended March 31, 2006
Common stock:
At beginning of period	¥949,680	¥949,680	¥949,680

At end of period	949,680	949,680	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	1,311,013

At end of period	1,311,013	1,311,013	1,311,013

Retained earnings:
At beginning of period	2,212,739	2,100,407	2,100,407
Cash dividends	(88,949)	(46,273)	(135,490)
Retirement of treasury stock	—	—	(362,659)
Net income	309,820	385,276	610,481

At end of period	2,433,610	2,439,410	2,212,739

Accumulated other comprehensive income:
At beginning of period	26,781	57,609	57,609
Unrealized holding gains (losses) on available-for-sale securities	(5,768)	(2,389)	7,662
Net revaluation of financial instruments	10	153	121
Foreign currency translation adjustment	(1,075)	(20,589)	(42,597)
Minimum pension liability adjustment	69	152	3,986

At end of period	20,017	34,936	26,781

Treasury stock, at cost:
At beginning of period	(448,196)	(510,777)	(510,777)
Purchase of treasury stock	(89,997)	(276,078)	(300,078)
Retirement of treasury stock	—	—	362,659

At end of period	(538,193)	(786,855)	(448,196)

Total shareholders’ equity	¥4,176,127	¥3,948,184	¥4,052,017

21

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2005	Year ended March 31, 2006
I Cash flows from operating activities:
1. Net income	¥309,820	¥385,276	¥610,481
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	347,685	339,530	738,137
(2) Deferred taxes	79,922	77,722	49,101
(3) Loss on sale or disposal of property, plant and equipment	14,200	7,600	36,000
(4) Gain on sale of affiliate shares	—	(61,962)	(61,962)
(5) Gain on sale of other investments	(5)	—	(40,088)
(6) Expense associated with sale of other investments	—	—	14,062
(7) Equity in net (income) losses of affiliates	(390)	754	(1,289)
(8) Minority interests in consolidated subsidiaries	35	(3)	76
(9) Changes in assets and liabilities:
(Increase) decrease in accounts receivable, trade	(203,944)	27,656	21,345
Decrease in allowance for doubtful accounts	(589)	(2,078)	(3,623)
Decrease (Increase) in inventories	23,194	74	(73,094)
(Increase) decrease in prepaid expenses and other current assets	(70,384)	95,321	109,192
(Decrease) increase in accounts payable, trade	(191,336)	(135,733)	45,108
(Decrease) increase in accrued income taxes	(47,111)	94,340	111,141
(Decrease) increase in other current liabilities	(19,640)	16,530	17,641
Increase (decrease) in liability for employees’ retirement benefits	3,573	4,135	(3,378)
Increase in other long-term liabilities	6,792	8,469	24,725
Other, net	7,131	1,308	17,366

Net cash provided by operating activities	258,953	858,939	1,610,941

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(414,117)	(329,192)	(638,590)
2. Purchases of intangible and other assets	(97,847)	(91,224)	(195,277)
3. Purchases of non-current investments	(17,221)	(103,344)	(292,556)
4. Proceeds from sale of non-current investments	48	24,064	25,142
5. Purchases of short-term investments	(2,157)	(250,000)	(252,474)
6. Redemption of short-term investments	1,436	200,000	501,433
7. Collection of loan advances	—	228	229
8. Long-term bailment for consumption to a related party	—	(50,000)	(100,000)
9. Other, net	(195)	757	1,016

Net cash used in investing activities	(530,053)	(598,711)	(951,077)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,323)	(15,842)	(150,304)
2. Proceeds from short-term borrowings	8,228	19,500	27,002
3. Repayment of short-term borrowings	(8,276)	(19,500)	(27,010)
4. Principal payments under capital lease obligations	(1,882)	(2,340)	(4,740)
5. Payments to acquire treasury stock	(89,997)	(276,078)	(300,078)
6. Dividends paid	(88,949)	(46,273)	(135,490)
7. Other, net	(1)	(1)	(1)

Net cash used in financing activities	(323,200)	(340,534)	(590,621)

IV Effect of exchange rate changes on cash and cash equivalents	33	3,857	1,529

V Net (decrease) increase in cash and cash equivalents	(594,267)	(76,449)	70,772
VI Cash and cash equivalents at beginning of period	840,724	769,952	769,952

VII Cash and cash equivalents at end of period	¥246,457	¥693,503	¥840,724

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥910	¥93,103	¥93,103
Cash paid during the period for:
Interest	3,060	4,231	8,666
Income taxes	219,149	81,069	182,914
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,952	2,223	5,038
Retirement of treasury stock	—	—	362,659

22

Notes to Unaudited Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1)	Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets -an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections -a replacement of APB Opinion No.20 and the FASB statement No.3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position. DoCoMo will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

(2)	Significant accounting policies

Use of estimates

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

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Allowance for doubtful accounts

The allowance for doubtful accounts is principally computed based on the historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities and other investments

DoCoMo accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Equity securities, whose fair values are not readily determinable, and restricted stocks are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employees’ retirement benefit plans

Pension benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

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Revenue recognition

Base monthly service charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as the allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, DoCoMo started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, effective April 1, 2006. The effect of this accounting change was not material for DoCoMo’s results of operations and financial position.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Income taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS No.109 “Accounting for Income Taxes”.

(2)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2006.

25

Other notes to unaudited consolidated financial statements:

1.	Business segments:

	Millions of yen
Six months ended September 30, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,349,677	¥13,221	¥20,475	¥2,383,373
Operating expenses	1,822,494	17,253	26,737	1,866,484

Operating income (loss)	¥527,183	¥(4,032)	¥(6,262)	¥516,889

	Millions of yen
Six months ended September 30, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,332,680	¥23,745	¥17,030	¥2,373,455
Operating expenses	1,773,533	24,776	16,778	1,815,087

Operating income (loss)	¥559,147	¥(1,031)	¥252	¥558,368

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	¥832,639

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

26

2.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2006 and 2005, and March 31, 2006 comprised the following:

	Millions of yen
	September 30, 2006	September 30, 2005	March 31, 2006
Marketable securities:
Available-for-sale	¥317,469	¥203,743	¥249,943
Held-to-maturity	—	—	—
Other investments	92,541	20,292	157,866

Total	¥410,010	¥224,035	¥407,809

Debt securities, which were classified as “Short-term investments” of the current assets because the maturities at the end of fiscal periods were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

DoCoMo has no debt securities classified as held to maturities at September 30, 2006.

Maturities of debt securities classified as available for sale at September 30, 2006 are as follows:

	Millions of yen
	September 30, 2006
	Carrying amounts	Fair value
Due within 1 year	¥100,040	¥100,040
Due after 1 year through 5 years	49,885	49,885
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥149,925	¥149,925

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The cost, gross unrealized holding gains and losses and aggregate fair value by type of marketable security at September 30, 2006 and 2005, and March 31, 2006 are as follows:

	Millions of yen
	September 30, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥129,379	¥39,571	¥1,406	¥167,544
Debt securities	150,184	0	259	149,925
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	September 30, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,764	¥32,287	¥603	¥53,448
Debt securities	150,398	—	103	150,295
Held-to-maturity:
Debt securities	—	—	—	—

27

	Millions of yen
	March 31, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785
Held-to-maturity:
Debt securities	—	—	—	—

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Proceeds	¥53	¥275	¥14,902
Gross realized gains	12	227	40,454
Gross realized losses	(118)	—	—

Other investments include long-term investments in various privately held companies and restricted stocks. The aggregate carrying amount of DoCoMo’s cost method investments included in other investments totaled ¥92,516 million, ¥16,512 million and ¥157,843 million as of September 30, 2006 and 2005, and March 31, 2006, respectively.

3.	Subsequent event:

There was no significant subsequent event.

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Non-consolidated Semi-annual Financial Statements	October 27, 2006 [Japanese GAAP]

For the Six Months Ended September 30, 2006

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	October 27, 2006
Interim dividends plan:	Yes
Date of beginning an interim dividend payment:	November 22, 2006
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2006 (April 1, 2006 - September 30, 2006)

(1)	Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2006	1,274,960	1.1%	248,187	(3.6)%	489,238	25.4%
Six months ended September 30, 2005	1,260,878	(2.6)%	257,366	0.4%	390,206	45.5%

Year ended March 31, 2006	2,554,026		379,017		525,742

	Net Income		Earnings per Share
Six months ended September 30, 2006	403,705	37.8%	9,128.61	(yen)
Six months ended September 30, 2005	292,972	66.7%	6,378.28	(yen)

Year ended March 31, 2006	412,566		9,115.17	(yen)

Notes:	1. Weighted average number of shares outstanding:	For the six months ended September 30, 2006:	44,224,198	shares
		For the six months ended September 30, 2005:	45,932,905	shares
		For the year ended March 31, 2006:	45,250,031	shares

	2. Change in accounting policy:	No

	3. Percentages above represent annual changes compared to corresponding previous semi-annual period.

(2)	Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
September 30, 2006	4,019,845	2,549,204	63.4%	57,993.49	(yen)
September 30, 2005	4,296,507	2,303,755	53.6%	51,643.74	(yen)

March 31, 2006	4,515,663	2,323,036	51.4%	52,230.97	(yen)

Notes:	1. Number of shares outstanding at end of period:	September 30, 2006:	43,956,742 shares
		September 30, 2005:	44,608,603 shares
		March 31, 2006:	44,474,227 shares

	2. Number of treasury shares:	September 30, 2006:	2,853,258 shares
		September 30, 2005:	4,091,397 shares
		March 31, 2006:	2,335,773 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2007	2,586,000	668,000	533,000

(Reference) Expected Earnings per Share:    12,125.56 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12.

3. Dividends

	Dividends per Share (yen)
	End of the semi-annual period		End of the annual period		Annual
Year ending March 31, 2006	2,000	(yen)	2,000	(yen)	4,000	(yen)
Year ending March 31, 2007 (Actual result)	2,000	(yen)	—		4,000	(yen)
Year ending March 31, 2007 (Forecasts)	—		2,000	(yen)

* Non-consolidated semi-annual financial statements are unaudited.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2005		March 31, 2006
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,144,744		¥1,123,849		¥1,108,407
Machinery and equipment	480,788		444,883		440,939
Antenna facilities	156,612		135,533		139,329
Satellite mobile communications facilities	5,273		6,813		5,945
Buildings	221,952		229,947		226,617
Tools, furniture and fixtures	109,466		115,931		112,299
Land	101,106		101,057		101,030
Construction in progress	35,774		56,510		49,931
Other fixed assets	33,769		33,171		32,313
Intangible assets	493,892		479,449		495,466
Computer software	448,024		405,916		426,910
Other intangible assets	45,868		73,532		68,556
Total non-current assets for telecommunication businesses	1,638,637		1,603,299		1,603,873
Investments and other assets
Investment securities	323,291		216,332		360,242
Investments in affiliated companies	643,875		642,087		660,310
Deferred tax assets	41,696		113,662		113,460
Other investments and other assets	89,932		86,941		142,647
Allowance for doubtful accounts	(498)		(188)		(237)
Total investment and other assets	1,098,297		1,058,835		1,276,423

Total non-current assets	2,736,934	68.1%	2,662,134	62.0%	2,880,296	63.8%

Current assets:
Cash and bank deposits	210,916		952,626		780,558
Notes receivable	—		—		25
Accounts receivable, trade	429,115		333,655		331,924
Accounts receivable, other	220,101		181,553		267,443
Inventories and supplies	114,844		103,414		135,309
Deferred tax assets	24,852		20,028		41,356
Other current assets	288,575		49,571		84,426
Allowance for doubtful accounts	(5,494)		(6,477)		(5,678)

Total current assets	1,282,910	31.9%	1,634,372	38.0%	1,635,366	36.2%

Total assets	¥4,019,845	100.0%	¥4,296,507	100.0%	¥4,515,663	100.0%

29

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2005		March 31, 2006
LIABILITIES
Long-term liabilities:
Bonds	¥388,485		¥536,685		¥486,685
Long-term borrowings	114,000		115,000		114,000
Liability for employees’ retirement benefits	58,072		60,559		56,975
Reserve for directors’ and corporate auditors’ retirement benefits	—		319		373
Reserve for point loyalty programs	48,515		40,024		44,406
Provision for loss on PHS business	2,064		475		2,435
Other long-term liabilities	2,000		2,171		3,558

Total long-term liabilities	613,138	15.3%	755,235	17.6%	708,433	15.7%

Current liabilities:
Current portion of long-term borrowings	149,200		269,200		190,200
Accounts payable, trade	206,099		229,638		356,051
Accounts payable, other	181,058		184,882		246,962
Accrued income taxes	6,612		14,690		47,932
Deposits received	265,155		484,304		581,828
Other current liabilities	49,377		54,800		61,218

Total current liabilities	857,502	21.3%	1,237,516	28.8%	1,484,193	32.9%

Total liabilities	¥1,470,640	36.6%	¥1,992,752	46.4%	¥2,192,627	48.6%

SHAREHOLDERS’ EQUITY
Common stock	—	—	¥949,679	22.1%	¥949,679	21.0%
Capital surplus
Additional paid-in capital	—		292,385		292,385
Other paid-in capital	—		971,190		971,190
Total capital surplus	—	—	1,263,575	29.4%	1,263,575	28.0%
Earned surplus
Legal reserve	—		4,099		4,099
Voluntary reserve	—		372,862		372,862
Unappropriated retained earnings	—		487,343		155,060
Total earned surplus	—	—	864,306	20.1%	532,023	11.8%
Net unrealized holding gains on securities	—	—	13,048	0.3%	25,952	0.5%
Treasury stock	—	—	(786,855)	(18.3)%	(448,195)	(9.9)%

Total shareholders’ equity	—	—	¥2,303,755	53.6%	¥2,323,036	51.4%

Total liabilities and shareholders’ equity	—	—	¥4,296,507	100.0%	¥4,515,663	100.0%

30

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2005		March 31, 2006
NET ASSETS
Shareholders’ equity
Common stock	¥949,679	23.6%	—	—	—	—
Capital surplus
Capital legal reserve	292,385		—		—
Other capital surplus	971,190		—		—
Total capital surplus	1,263,575	31.4%	—	—	—	—
Earned surplus
Earned legal reserve	4,099		—		—
Other earned surplus
Accelerated depreciation reserve	16,488		—		—
General reserve	358,000		—		—
Earned surplus brought forward	468,088		—		—
Total earned surplus	846,676	21.1%	—	—	—	—
Treasury stock	(538,192)	(13.4)%	—	—	—	—

Total shareholders’ equity	2,521,739	62.7%	—	—	—	—

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	26,858	0.7%	—	—	—	—
Deferred gains or losses on hedges	607	0.0%	—	—	—	—

Total valuation and translation adjustments	27,465	0.7%	—	—	—	—

Total net assets	¥2,549,204	63.4%	—	—	—	—

Total liabilities and net assets	¥4,019,845	100.0%	—	—	—	—

31

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006		(UNAUDITED) Six months ended September 30, 2005		Year ended March 31, 2006
Telecommunication businesses
Operating revenues	¥1,015,306	79.6%	¥1,014,396	80.5%	¥2,020,226	79.1%
Operating expenses	772,797	60.6%	763,709	60.6%	1,651,354	64.7%
Operating income from telecommunication businesses	242,508	19.0%	250,686	19.9%	368,871	14.4%
Supplementary businesses
Operating revenues	259,654	20.4%	246,482	19.5%	533,800	20.9%
Operating expenses	253,975	19.9%	239,802	19.0%	523,654	20.5%
Operating income from supplementary businesses	5,678	0.5%	6,680	0.5%	10,145	0.4%

Total operating income	¥248,187	19.5%	¥257,366	20.4%	¥379,017	14.8%

Non-operating revenues	251,726	19.7%	138,420	11.0%	178,926	7.0%
Non-operating expenses	10,675	0.8%	5,580	0.4%	32,201	1.2%

Recurring profit	¥489,238	38.4%	¥390,206	31.0%	¥525,742	20.6%

Special profits	17,298	1.4%	—	—	—	—
Gain on liquidation of subsidiaries	17,298	—	—		—
Income before income taxes	506,537	39.8%	390,206	31.0%	525,742	20.6%
Income taxes-current	15,600	1.2%	31,100	2.5%	77,000	3.0%
Income taxes-deferred	87,231	6.9%	66,133	5.3%	36,176	1.4%

Net income	¥403,705	31.7%	¥292,972	23.2%	¥412,566	16.2%

Retained earnings brought forward	—		194,371		194,371
Retirement of treasury stock	—		—		362,658
Interim dividends	—		—		89,217
Unappropriated retained earnings	—		¥487,343		¥155,060

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

32

3.	Non-consolidated Statement of Changes in Net Assets

Six months ended September 30, 2006 (April 1, 2006 - September 30, 2006)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	Δ448,195	2,297,083
Changes during the semi-annual period
Addition for accelerated depreciation reserve (*)						6,502		Δ6,502	—		—
Reversal of accelerated depreciation reserve (*)						Δ4,876		4,876	—		—
Dividends from surplus (*)								Δ88,948	Δ88,948		Δ88,948
Directors’ and corporate auditors’ bonus (*)								Δ104	Δ104		Δ104
Net income								403,705	403,705		403,705
Acquisition of treasury stock										Δ89,996	Δ89,996
Net changes other than shareholders’ equity
The total amount of changes during the semi-annual period	—	—	—	—	—	1,625	—	313,027	314,652	Δ89,996	224,655
Balance as of September 30, 2006	949,679	292,385	971,190	1,263,575	4,099	16,488	358,000	468,088	846,676	Δ538,192	2,521,739

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of March 31, 2006	25,952	—	25,952	2,323,036
Changes during the semi-annual period
Addition for accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve (*)				—
Dividends from surplus (*)				Δ88,948
Directors’ and corporate auditors’ bonus (*)				Δ104
Net income				403,705
Acquisition of treasury stock				Δ89,996
Net changes other than shareholders’ equity	905	607	1,512	1,512
The total amount of changes during the semi-annual period	905	607	1,512	226,168
Balance as of September 30, 2006	26,858	607	27,465	2,549,204

(*)	Items approved in the shareholders’ meeting held on June 20, 2006.

33

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1. Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2. Valuation of certain assets

(1)	Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period. The holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of net assets. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative instruments

Derivative instruments are stated at fair value as of the end of the semi-annual period.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3. Accounting for allowances

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

34

(4)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company reserves necessary provision for the estimated future loss.

4. Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5. Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6. Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:

(a)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Interest rate swap contracts	Corporatebonds
Foreign currency swap contracts	Bondsin foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

7. Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

35

Change in Accounting Policy

(Accounting standard for directors’ bonus)

Effective from the six months ended September 30, 2006, the Company adopted “Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan “ASBJ” Statement No.4 issued by the ASBJ on November 29, 2005).

The adoption of this standard had no impact on the Company’s results of operations for the six months ended September 30, 2006.

(Accounting standard for presentation of net assets in the balance sheet)

Effective from the six months ended September 30, 2006, the Company adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (ASBJ Statement No.5 issued by the ASBJ on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued by the ASBJ on December 9, 2005).

The amount of what is previously presented as “Shareholders’ Equity” was ¥2,548,597 million as of September 30, 2006.

Due to the amendment of the Interim Financial Statements Regulations, the Company prepares the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Interim Financial Statements Regulations.

(Accounting standard for treasury shares and appropriation of legal reserve)

Effective from the six months ended September 30, 2006, the Company adopted revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Statement No.1 issued by the ASBJ on August 11, 2006) and “Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Guidance No.2 issued by the ASBJ on August 11, 2006).

Additional Information

The Company had recorded a reserve for its directors’ and corporate auditors’ retirement benefits as of the end of the fiscal year based on our internal regulations. However, it was approved in the shareholders’ meeting held on June 20, 2006 to abolish the retirement benefits payment system and to award the accumulated retirement benefits to qualified directors and corporate auditors. The Company reversed the remaining balance of the reserve for the directors’ and corporate auditors’ retirement benefits and classified the unpaid portion of accumulated retirement benefits as “other long-term liabilities”.

36

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	September 30, 2006	September 30, 2005	March 31, 2006
Accumulated depreciation	1,689,120	1,527,151	1,603,315

3.	Due to the effect of a bank holiday which fell on the end of this semi-annual period, a portion of cash transfer to and among the Company and its eight regional subsidiaries, as well as settlement of access charges between the Company and other network operators, was processed on October 2, 2006. As a result, accounts receivable (trade) decreased by ¥111,806 million, accounts payable (trade) increased by ¥21,587 million, deposits received decreased by ¥121,081 million, and cash and bank deposits decreased by 211,300 million as of September 30, 2006.

4.	Accounts payable, other, as of September 30, 2006, and September 30, 2005 includes consumption tax payable, net, of ¥7,698 million and ¥6,339 million, respectively.

5.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥364 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$308 thousand (¥4 million), HK$919 thousand and HK$488 thousand indemnity outstanding as of September 30, 2006 and 2005, and March 31, 2006, respectively.

37

Notes to Non-consolidated Statements of Income:

1.	Depreciation and amortization expense included in operating expenses:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Property, plant and equipment	102,975	108,665	239,334
Intangible assets	86,212	76,667	166,473

2.	Major components of non-operating revenues:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Dividends received	249,593	120,731	156,431
Interest income	*	3,260	4,265

*	The amount of interest income during six months ended September 30, 2006 was immaterial.

3.	Major components of non-operating expenses:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Loss on write-off of inventories	6,928	*	22,418
Interest expenses (including bond interest)	2,816	4,008	7,792

*	The amount of loss on write-off of inventory during six months ended September 30, 2005 was immaterial.

4.	Income taxes

Current and deferred income taxes for this semi-annual period were calculated considering addition and reversal of accelerated depreciation reserve which are expected to implement at the end of the fiscal year ending March 31, 2007.

38

Notes to Non-consolidated Statement of Changes in Net Assets:

The class and number of the treasury stock (six months ended September 30, 2006)

Class of treasury stock	Common stock
Number of shares as of March 31, 2006	2,335,772 shares
Number of shares increased during the six months ended September 30, 2006	517,484 shares
Number of shares decreased during the six months ended September 30, 2006	—
Number of shares as of September 30, 2006	2,853,257 shares

Note:	Increase in the number of shares was due to share repurchase in the market and repurchase of fractional shares. Less than one unit shares are rounded off.

Marketable Securities:

For the six months ended September 30, 2006 and 2005, and for the year ended March 31, 2006, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable fair value.

39

(APPENDIX 1)

Operation Data for First Six Months of FY2006

		[Ref.] Fiscal 2005 (Ended Mar. 31, 2006) Full-year results	Fiscal 2006 First Six Months (Apr.-Sep.2006) Results	[Ref.] First Quarter (Apr.-Jun.2006) Results	Second Quarter (Jul.-Sep.2006) Results	[Ref.] Fiscal 2006 (Ending Mar. 31, 2007) Full-year forecast [Revised]
Cellular
Subscribers	thousands	51,144	52,103	51,672	52,103	53,000
FOMA	thousands	23,463	29,098	26,217	29,098	34,800
mova	thousands	27,680	23,004	25,456	23,004	18,200
Market share (1) (2)%		55.7	55.5	55.6	55.5	—
Net increase from previous period (2)	thousands	2,319	959	529	431	1,856
FOMA (2)	thousands	11,963	5,635	2,753	2,882	11,337
mova (2)	thousands	-9,644	-4,676	-2,225	-2,451	-9,480
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,910	6,810	6,900	6,720	6,670
Voice ARPU (4)	yen/month/contract	5,030	4,830	4,930	4,740	4,700
Packet ARPU	yen/month/contract	1,880	1,980	1,970	1,980	1,970
i-mode ARPU	yen/month/contract	1,870	1,960	1,950	1,960	1,950
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,040	2,130	2,120	2,140	2,120
Aggregate ARPU (FOMA) (3)	yen/month/contract	8,700	8,130	8,300	7,970	7,810
Voice ARPU (4)	yen/month/contract	5,680	5,290	5,420	5,180	5,080
Packet ARPU	yen/month/contract	3,020	2,840	2,880	2,790	2,730
i-mode ARPU	yen/month/contract	2,980	2,800	2,840	2,760	2,690
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	3,040	2,870	2,910	2,840	2,770
Aggregate ARPU (mova) (3)	yen/month/contract	5,970	5,400	5,540	5,240	5,200
Voice ARPU (4)	yen/month/contract	4,680	4,340	4,460	4,220	4,220
i-mode ARPU	yen/month/contract	1,290	1,060	1,080	1,020	980
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,460	1,230	1,260	1,190	1,150
MOU (FOMA+mova) (3) (5)	minute/month/contract	149	145	145	146	—
MOU (FOMA) (3) (5)	minute/month/contract	202	181	181	180	—
MOU (mova) (3) (5)	minute/month/contract	122	108	110	106	—
Churn Rate (2)%		0.77	0.62	0.64	0.60	—
i-mode
Subscribers	thousands	46,360	47,186	46,823	47,186	47,900
FOMA	thousands	22,914	28,199	25,511	28,199	—
i-appliTM compatible (6)	thousands	36,058	38,540	37,314	38,540	—
i-mode Subscription Rate (2)%		90.6	90.6	90.6	90.6	90.4
Net increase from previous period	thousands	2,339	827	463	364	1,540
i-Menu Sites (FOMA) (7)	sites	6,028	7,271	6,590	7,271	—
i-Menu Sites (mova) (7)	sites	5,043	5,340	5,158	5,340	—
Access Percentage by Content Category
Ringing tone/Screen	%	21	14	15	12	—
Game/Horoscope	%	24	22	23	21	—
Entertainment Information	%	27	33	31	34	—
Information	%	12	14	14	15	—
Database	%	5	6	6	7	—
Transaction	%	11	11	11	11	—
Percentage of Packets Transmitted
Web	%	96	97	97	97	—
Mail	%	4	3	3	3	—
PHS
Subscribers	thousands	771	606	679	606	390
Market Share (1)%		16.4	12.4	14.2	12.4	—
Net increase from previous period	thousands	-543	-165	-92	-74	-381
ARPU (4)	yen/month/contract	3,280	3,130	3,170	3,080	—
MOU (5) (8)	minute/month/contract	72	61	62	58	—
Data transmission rate (time) (8)(9)%		76.2	76.9	76.7	77.2	—
Churn Rate	%	4.64	4.08	4.28	3.85	—
Others
Prepaid Subscribers (10)	thousands	53	47	49	47	—
Communication Module Service Subscribers (10)	thousands	665	799	733	799	990
FOMA Ubiquitous plan (11)	thousands	1	82	40	82	—
DoPa Single Service (12)	thousands	665	717	693	717	—

*	International service-related revenues have been included in the ARPU data calculation from the fiscal year ended March 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the results for FY2005 and the full-year forecasts and the first quarter, the second quarter and the first six months results of FY2006 are as below:

	FY2005 (Ended Mar. 31, 2006) Full-year results	FY2006 First Six Months (Apr.-Sep. 2006) Results	First Quarter (Apr.-Jun. 2006) Results	Second Quarter (Jul.-Sep. 2006) Results	FY2006 (Ending Mar. 31, 2007) Full-year forecasts [Revised]

Aggregate ARPU (FOMA+mova)	40 yen	50 yen	50 yen	50 yen	60 yen

Aggregate ARPU (FOMA)	70 yen	70 yen	70 yen	80 yen	80 yen

Aggregate ARPU (mova)	30 yen	20 yen	20 yen	20 yen	20 yen

*	Please refer to the attached sheet (P.41) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscribers.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscribers.
(4)	Inclusive of circuit-switched data communications
(5)	MOU (Minutes of Usage): Average communication time per one month per one user
(6)	Sum of FOMA handsets and mova handsets
(7)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged with fixed monthly fee.
(8)	Not inclusive of data communication time via @FreeD service
(9)	Percentage of data traffic to total outbound call time
(10)	Included in total cellular subscribers
(11)	Included in FOMA subscribers
(12)	Included in mova subscribers

40

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly Revenue Per Unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova) Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

41

(APPENDIX	3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2007 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Six months ended September 30, 2006	Six months ended September 30, 2005
a. EBITDA	¥1,601.0	¥1,606.8	¥878.8	¥905.5

Depreciation and amortization	(746.0)	(738.1)	(347.7)	(339.5)
Losses on sale or disposal of property, plant and equipment	(45.0)	(36.0)	(14.2)	(7.6)

Operating income	810.0	832.6	516.9	558.4

Other income (expense)	5.0	119.7	3.4	74.7
Income taxes	(327.0)	(341.4)	(210.5)	(246.7)
Equity in net income (losses) of affiliates	—	(0.4)	0.1	(1.1)
Minority interests in earnings of consolidated subsidiaries	—	(0.1)	(0.0)	0.0

b. Net income	488.0	610.5	309.8	385.3

c. Total operating revenues	4,799.0	4,765.9	2,383.4	2,373.5

EBITDA margin (=a/c)	33.4%	33.7%	36.9%	38.2%
Net income margin (=b/c)	10.2%	12.8%	13.0%	16.2%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Six months ended September 30, 2006	Six months ended September 30, 2005
a. Operating income	¥810.0	¥832.6	¥516.9	¥558.4
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	478.7	492.1	305.5	330.0
c. Capital employed	4,857.7	4,850.4	4,837.5	4,868.2

ROCE before tax effect (=a/c)	16.7%	17.2%	10.7%	11.5%
ROCE after tax effect (=b/c)	9.9%	10.1%	6.3%	6.8%

Note:

Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + short-term borrowings + Long-term debt

3. Free cash flows excluding irregular factors and changes in investments for cash management purpose

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Six months ended September 30, 2006	Six months ended September 30, 2005
Free cash flows excluding irregular factors and changes in investments for cash management purpose	¥290.0	¥510.9	¥(48.4)	¥360.2

Irregular factors (1)	(220.0)	—	(222.0)	—
Changes of investments for cash management purpose (2)	—	149.0	(0.7)	(100.0)

Free cash flows	70.0	659.9	(271.1)	260.2

Net cash used in investing activities	(943.0)	(951.1)	(530.1)	(598.7)
Net cash provided by operating activities	1,013.0	1,610.9	259.0	858.9

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal period.
	(2)	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2007 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Six months ended September 30, 2006	Six months ended September 30, 2005
a. Shareholders’ equity	—	¥4,052.0	¥4,176.1	¥3,948.2
b. Market value of total share capital	—	8,144.9	8,519.4	9,837.4
c. Total assets	—	6,365.3	6,050.3	6,120.3

Equity ratio (=a/c)	—	63.7%	69.0%	64.5%
Market equity ratio (=b/c)	—	128.0%	140.8%	160.7%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

42

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	¥111.1	¥15.4	¥15.6	¥9.3
NTT DoCoMo Tohoku, Inc.	174.2	31.9	32.1	19.1
NTT DoCoMo, Inc.	1,274.9	248.1	489.2	403.7
NTT DoCoMo Tokai, Inc.	302.4	50.1	50.7	30.1
NTT DoCoMo Hokuriku, Inc.	58.5	10.1	10.3	6.1
NTT DoCoMo Kansai, Inc.	439.5	71.8	71.8	42.5
NTT DoCoMo Chugoku, Inc.	152.3	27.8	27.7	16.4
NTT DoCoMo Shikoku, Inc.	85.2	16.3	16.6	9.8
NTT DoCoMo Kyushu, Inc.	305.0	52.4	52.3	31.0

43

NTT DoCoMo, Inc. Results for the First Six Months of the Fiscal Year Ending Mar. 31, 2007 Oct. 27, 2006 Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 1H OF FY2006
SLIDE No.
1
1
/34
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and
Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical fasts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, the potential growth in the
Japanese credit card business and DoCoMo’s credit business, and managements goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, as competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of mobile number portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause system failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.
Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on
Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2006, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.
Forward-Looking Statements

Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved. FY2006 First Half Results Highlights

RESULTS FOR 1H OF FY2006
SLIDE No.
3
3
/34
FY2006 1H Financial Results
US GAAP
Consolidated financial statements in this document are unaudited.
Adjusted free cash flows exclude the effects of uncollected revenues due to bank holidays at the end of the fiscal year, and changes in investment for cash management purposes with original maturities of longer than three months.
*
For an explanation of the calculation process of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 34 and the IR page of our web site, www.nttdocomo.co.jp
- 33.4 -1.3 36.9 38.2
EBITDA Margin*
(%)
- 290 -408.6 -48.4 360.2
Adjusted Free Cash Flow*
(Billions of yen)
50.6% 4,174 26.8 2,112.4 2,085.6
Cellular Services Revenues
(Billions of yen)
Progress to
forecast
(2)/(3)
2007/3
(Full-year forecast)
(3)
Revised
Changes
(1) (2)
2006/4-9
(1H) (2)
2005/4-9
(1H) (1)
1,601
488
815
810
4,799
63.8% -112.8 520.3 633.1
Income before Income Taxes
(Billions of yen)
63.8% -41.5 516.9 558.4
Operating Income
(Billions of yen)
49.7% 9.9 2,383.4 2,373.5
Operating revenues
(Billions of yen)
54.9% -26.7 878.8 905.5
EBITDA*
(Billions of yen)
63.5% -75.5 309.8 385.3
Net Income
(Billions of yen)

RESULTS FOR 1H OF FY2006
SLIDE No.
4
4
/34
FY2006 1H Financial Results Highlights
Operating Income:  516.9 billion yen
(Down 41.5 billion year-on-year)
(Progress to full-year forecast: 63.8%)
Operating Revenues: Up 9.9 billion yen year-on-year
Cellular services revenues grew by 26.8 billion yen
(Inclusive of the impact of including in revenues the portion of “Nikagetsu
Kurikoshi” (2-month carry over) allowances that are projected to expire)
Operating Expenses: Up 51.4 billion yen year-on-year
Cost of equipment sold rose 40.8 billion yen, due to the growth in the percentage of FOMA handsets to total handsets sold.

RESULTS FOR 1H OF FY2006
SLIDE No.
5
5
/34
-40
-20
0
20
40
60
80
04/4 5 6 7 8 9 10 11 12 05/1 2 3 05/4 5 6 7 8 9 10 11 12 06/1 2 3 06/4 5 6 7 8 9
Monthly Market Share of Net Additions
SoftBank
SoftBank
KDDI(au+TU-KA)
(%)
DoCoMo’s market share of net additions in FY2006/1H: 47.5%
FY2006/1H 47.5%
FY2004
Full year net adds share: 48.7% Full year net adds share: 48.4%
Source of data used in calculation: Telecommunications Carriers Association (TCA)
FY2005 FY2006

RESULTS FOR 1H OF FY2006
SLIDE No.
6
6
/34
0.40
0.50
0.60
0.70
0.80
0.90
1.00
1.10
1.20
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q)
Successful Reduction of Churn Rate
Inclusive of Communication Module Service subscribers
(%)
Successfully maintained churn rate at a record low level of 0.60%
in FY2006/2Q
Full year churn rate: 1.01%
Full year churn rate: 0.77%
FY2004 FY2005 FY2006
-0.21
points
0.81%
0.60%

RESULTS FOR 1H OF FY2006
SLIDE No.
7
7
/34
0
1,000
2,000
3,000
4,000
5,000
6,000
04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9
Subscriber Migration to FOMA
5,210
5,300
Inclusive of Communication Module Service subscribers
1,677
(33.6%)
649
(13.7%)
2,910
(55.8%)
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers mova
FOMA subs.
projected
to reach
2/3 of total
(10,000 subscribers)
Total FOMA subs as of Sept. 30, 2006: 29.1 million (55.8% of total)
Growing FOMA subs continues to boost data ARPU
07/3 (Forecast)
3,480
(65.7%)

RESULTS FOR 1H OF FY2006
SLIDE No.
8
8
/34
Cellular (FOMA+mova) MOU
(%) (Minutes)
MOU for FY2006/2Q was 146 minutes (Down -3.9% year-on-year)
For an explanation of MOU, see Slide 33 of this document, “Definition and Calculation Methods of MOU and ARPU”.
0
20
40
60
80
100
120
140
160
180
200
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
MOU (Left axis)
152 155 153 145 149 152 151 146 145 146
Year-on-year changes in MOU (Right axis)
-6.2 -3.7
-4.4
-5.8 -2.0 -1.9 -1.3 0.7 -2.7 -3.9
04/4-
6(1Q)
04/7-
9(2Q)
04/10-
12(3Q)
05/1-
3(4Q)
05/4-
6(1Q)
05/7-
9(2Q)
05/10-
12(3Q)
06/1-
3(4Q)
06/4-
6(1Q)
06/7-
9(2Q)

(yen)
(%)
7,400
7,340
7,170
6,920
6,940
7,050
6,920
6,720
6,900 ※
6,720
6,670 ※
※ ARPU data for FY2006/1Q and FY2006/full-year include the impact of incurring revenues the "Nikagetsu Kurikoshi" allowances that are projected to expire, which are estimated as below:
◆FY2006/1Q: 200 yen ◆FY2006 Full year: 50 yen
04/4-6(1Q)
7-9(2Q)
10-12(3Q)
05/1-3(4Q)
4-6(1Q)
7-9(2Q)
10-12(3Q)
06/1-3(4Q)
4-6(1Q)
7-9(2Q)
(Forecast)

	04/4-6(1Q)	7-9(2Q)	10-12(3Q)	05/1-3(4Q)	4-6(1Q)	7-9(2Q)	10-12(3Q)	06/1-3(4Q)	4-6(1Q)	7-9(2Q)	(Forecast)
Packet ARPU (left axis)	1,950	1,900	1,820	1,830	1,820	1,880	1,880	1,940	1,970	1,980	1,970
(Incl. i-mode ARPU)	1,940	1,890	1,810	1,820	1,810	1,870	1,860	1,920	1,950	1,960	1,950
Voice ARPU (left axis)	5,450	5,440	5,350	5,090	5,120	5,170	5,040	4,780	4,930	4,740	4,700
International service ARPU	20 (Excl.)	20 (Excl.)	30 (Excl.)	30 (Excl.)	30 (Incl.)	40 (Incl.)	40 (Incl.)	40 (Incl.)	50 (Incl.)	50 (Incl.)	60 (Incl.)
YOY changes in aggregate ARPU (right axis)	-8.2	-9.3	-8.3	-9.1	-6.2	-4	-3.5	-2.9	-0.6	-4.7	-

◆

◆

RESULTS FOR 1H OF FY2006
SLIDE No.
9
9
/34
Cellular (FOMA+mova) ARPU
YOY changes in aggregate ARPU (Excluding the impact of incurring revenues the portion of Nikagetstu Kurikoshi allowances that are projected to expire)
•
ARPU for FY2006/2Q was 6,720 yen (Down
4.7%
year-on-year)
International  service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the fiscal  year ended Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of ARPU, see Slide 33 of this document, “Definition and Calculation Methods of MOU and ARPU”.

RESULTS FOR 1H OF FY2006
SLIDE No.
10
10
/34
Expanded FOMA coverage to a level
superior to mova’s
FOMA base stations added in
FY2006/1H
Outdoor: +5,300 BSs
Indoor:  +1,700 systems
Network
Network
902iS Series: 8 models
702iS Series: 7 models
SIMPURE Series: 2 models
Concept Models: 2 models
Handsets
Handsets
Actions Implemented in FY2006/1H
Growing acceptance of various billing Growing acceptance of various billing plans plans
pake-houdai: 7.82 mil subs (subscription rate 27%)
Family discount: subscription rate 70%
Ichinen discount*: subscription rate 87%
*Inclusive of New Ichinen discount
Launched “DCMX” credit service
Expanded uptake of “i-channel” service
Significantly reinforced music-related
services
Launched “i-mode search” service
(Oct. 5, 06)
Released 19 new FOMA models to enrich Released 19 new FOMA models to enrich product lineup product lineup
Services
Services
Billing Plans
Billing Plans

Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved. FY2006 Business Outlook and Planned Actions

RESULTS FOR 1H OF FY2006
SLIDE No.
12
12
/34
Operating revenues : 4,799 billion yen
(Down 39 billion from initial guidance)
Revised equipment sales revenues in view of reduction in the number of handsets sold
(Down 33 billion yen)
Operating expenses : 3,989 billion yen
(Down 39 billion from initial guidance)
Revised revenue-linked expenses due to reduction in no. of handsets sold
(Down 23 billion yen)
Cut communication network charges by improving the efficiency of circuit utilization and other non-personnel expenses (Down 16 billion yen)
FY2006 Results Forecasts (Revised)
US GAAP
-2 4,174 4,176
Cellular services revenues
(Billions of yen)
Changes
(1) (2)
2007/3
(Full year)
Revised
(2)
2007/3
(Full year)
Initial forecast (1)
(Announced Apr. 28, 2006)
±0
810
810
Operating Income
(Billions of yen)
-39
4,799
4,838
Operating Revenues
(Billions of  yen)
Highlights of Revisions

RESULTS FOR 1H OF FY2006
SLIDE No.
13
13
/34
903i Series
903i Series
(F903i) (D903i) (N903i) (P903i) (SH903i) (SO903i)
Entertainment
Entertainment
Gear
Gear Life
Life
Kit
Kit
Communication Tool
Communication Tool
All 903i models are compatible with
Chaku-Uta Full ®
Napster™-enabled (5 models)
(D903i/F903i/SH903i/D903iTV/F903iX HIGH-SPEED)
Music
Game
Strengthen Core Business Even Further (1) Products -1-
• Flagship 903i series, “the premium”, featuring wide array of full-spec capabilities
To offer the most entertaining, useful and enjoyable handset series
•
Chip capacity expanded by 3-fold
compared to former models
• ”Keitai-Osagashi” handset
search service
“Osaifu
Keitai”
e-wallet
Security
GPS/Navigation
• Increased 3G roaming enabled
models (+6 models)
• Over 240 Deco-Mail icons
preinstalled
• Up to 2MB data attachable
• ”Kisekae Tool”, “Machi-chara”
International Services
Mail
New Contents
Powerful “Mega Games”,
with expanded program
size of up to 1MB
• Navigation apps preinstalled in
all models
* Chaku-Uta Full ® is a registered trademark of Sony Computer Entertainment, Inc.
* Napster ™ is a trademark of Napster, LLC in the United States and other countries.
©SotsuAgency Sunrise, Mainichi Broadcasting
System, Inc. ©BANDAI NETWORKS
Image provided by Bandai Networks

RESULTS FOR 1H OF FY2006
SLIDE No.
14
14
/34
• Added more variety to handset lineup, e.g. HSDPA and one-segment broadcast phones
• Plan to release over 20 new models in FY2006/2H, to offer the widest variety of handsets in our history
HSDPA
(P903iX HIGH-SPEED) (F903iX HIGH-SPEED)
OTHERS OTHERS
(D903iTV) (P903iTV) (SH903iTV)
(SIMPURE L¹)
(SIMPURE N¹)
(M702iG)
One-segment TV phone
Int’l roaming-enabled
Lightest FOMA
model
Int’l roaming-enabled
Japan’s slimmest
TV phone
19.8mm
Longest playback
hours in Japan
5-hour continuous viewing
Most powerful TV phone lineup
comprising models featuring Japan’s slimmest,
longest playback hours, and largest screen size
The most powerful handset incorporating
state-of-the-art technologies
Full-spec music phone Multi-rich contents phone
Windows Media Video-enabled
Large capacity i-motion (10MB)
2 Music Channel podcasts
programmable for
automatic downloading
Strengthen Core Business Even Further (1) Products  -2-
Japan’s largest
3.0-inch wide LCD
(As of Oct. 12, 2006:
DoCoMo survey)
Built-in music player
compatible with Windows
Media®
Audio
* Windows Media® is a registered trademark of Microsoft Corporation in the United States and other countries.

mu-mo
ミュウモ
SPECIAL CONTENTS
hitomi 特集
浜崎あゆみ特集
BoA特集

♪

mu-mo
SPECIAL CONTENTS
hitomi特集
BoA特集

♪

MusicChannel

napster X TOWER RECORDS

RESULTS FOR 1H OF FY2006
SLIDE No.
15
15
/34
•
Uptake of “Chaku-Uta Full ®”, “Music Channel”
services have grown favorably
•
Aim to create a new music environment with “Napster™”, which offers unlimited access to music for a flat rate
Strengthen Core Business Even Further (1) Services  -1-
Usage rate*:Approx. 40%
Average downloads:
4.4 songs/month
Chaku-Uta Full®
Music service usage
Music Services
Music Services
“Music
Channel”
*Usage rate: No. of users/No. of compatible
handset subscribers
“avex UtaFull mu-mo”
©avexnetwork inc.
(For Sept. 2006)
Over 1.5 million foreign and Japanese songs
Unlimited access for a flat monthly
rate of 1,980 yen (tax included)
More compatible models to be added in the future
[Compatible models:
F903i, D903i, SH903i, F902iS, D903iTV, F903iX HIGH-SPEED]
DoCoMo phones allow users to carry music after transferring from PCs
* Chaku-Uta FUll® is a registered trademark of Sony Computer Entertainment, Inc.
* Napster™
is a trademark of Napster LLC in the United States and other countries.
“Napster™”
for unlimited access to music at flat-rate
No. of “Music Channel” subs:
14,800
Subscription rate: Approx. 30%
* Subscription rate: No. of Music Channel subs/No. of
compatible handset users
(As of Oct. 19, 2006)
(For Sept. 2006)

RESULTS FOR 1H OF FY2006
SLIDE No.
16
16
/34
• The newly launched i-mode search capability has contributed to boost usage
•
Further enriched safe and secure “Anshin”
services leveraging advanced security
techniques
P903i
Study to expand into new business domains Study to expand into new business domains linked with search function, e.g., linked with search function, e.g., advertisement, sale promotion, etc. advertisement, sale promotion, etc.
D903i
D903iTV
Strengthen Core Business Even Further (1) Services  -2-
“Keitai–Osagashi”
handset search service
Supported by :
903i (6 models)
All GPS-enabled handsets
Enables to locate lost
handset from PC using GPS
Biometric Biometric
authentication authentication
Voice Voice
authentication authentication
Fingerprint Fingerprint
authentication authentication
Facial Facial
authentication authentication
9 models
Japanese syllabary order
Launched i-mode search (Oct. 5)
Advanced security features
“Anshin”
“Anshin”
Services
Services
Search Service
Search Service
ANSHIN–KEY
F903 i
F903 i X HIGH-SPEED
N903i
P903i
SH903i
P903iX HIGH-SPEED
P903iTV
In addition to official site search, 13 other search
sites are made available
Handset is automatically locked
when separated by a certain
distance from the ANSHIN KEY
carried by user

RESULTS FOR 1H OF FY2006
SLIDE No.
17
17
/34
• The growth of “pake-hodai” flat-rate subscribers accelerated after lifting the subscription restrictions.
0
200
400
600
800
2005/3 2005/6 2005/9 2005/12 2006/3 2006/6 2006/9
As of Sept. 30, 2006
7.82 million subscribers
(pake-houdai subscription rate: 27%)
(10,000 subscribers)
7.82
million
Lifted
“pake-houdai”
subscription
restrictions
from March 2006
Strengthen Core Business Even Further (3) Billing Plans
+590,000
+610,000
+570,000
+1.14 mil
+1.33 mil
+950,000

RESULTS FOR 1H OF FY2006
SLIDE No.
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/34
• Aim to create a network that is “most connectible” and “at higher speeds”.
Expand FOMA coverage to a level superior to mova’s.
HSDPA coverage to be expanded to major cities nationwide from Oct. 2006.
05/3 05/6 05/9 05/12 06/3 06/6 06/9 07/3(Forecast)
16,200 16,200
17,500 17,500
19,000 19,000
20,800 20,800
24,000 24,000
25,700 25,700
29,300 29,300
35,200 35,200
3,800 3,800
4,100 4,100
4,500 4,500
5,000 5,000
6,400 6,400
7,000 7,000
8,100 8,100
9,500 9,500
+11.0
Changes
(1) (2)
916.0 905.0
CAPEX
(Billions of yen)
2007/3 (Full year)
Revised Forecast (2)
(Announced Oct. 27, 2006)
2007/3 (Full year)
Initial forecast (1)
(Announced Apr. 28, 2006)
(Outdoor base stations)
(Indoor systems)
Strengthen Core Business Even Further (4) Network
No. of outdoor base stations and indoor
systems to increase to 1.5 times the
number as of Mar. 31, 2006
• Reflected the requests gathered in “We value your comments on FOMA quality” campaign
Meticulous FOMA coverage construction
• Completed FOMA roll-out in all JR stations, universities and highway parking areas, etc. nationwide in October 2006.
{FY2006/1H installations}
Indoor : +1,700systems
Outdoor : +5,300 BSs
400 more BSs than initially planned
100 more systems than initially planned

RESULTS FOR 1H OF FY2006
SLIDE No.
19
19
/34
• DCMX subscribers topped 900,000. User base of
“Osaifu
Keitai”
e-wallet (i-mode FeliCa)
phones exceeded 16 million.
• Expanded alliances to enlarge mobile credit payment market.
0
20
40
60
80
100
06/4 06/5 06/6 06/7 06/8 06/9
•
From Nov. 1, 2006
•
Affiliated cards, e.g.,
SATY and VIVRE
cards, to be covered in future
• From Oct. 20, 2006
• Payment by “iD” is now possible
at  “Tokyo Dome Spa LaQua”
User base of
“Osaifu
Keitai”
e-wallet phones:
16 million
(As of Sept. 30, 2006)
Projected user count
as of Mar. 31, 2007
20
20
million
million
DCMX mini usage DCMX mini usage
Used primarily in convenience stores & Used primarily in convenience stores &
electronics mass retailers electronics mass retailers
Market acceptance expanding from Market acceptance expanding from small amount payment small amount payment
(10,000 subscribers)
DCMX subscribers
(DCMX,DCMX
mini)
As of Oct. 22, 2006
Over 900,000
Alliances to promote credit business
Further expansion of mobile
credit market
Create New Revenue Sources (1) Credit Business -1-
UC Card started “iD” service at merchants
AEON Credit Service to launch “iD”
Companies providing “iD” service
(As of Sept. 30, 2006)
Sumitomo Mitsui Card and 42 JVA member
companies

◊

AEON

ampm

Circle K Sunkus

第一興商

TOWER RECORDS

チェッカー

Spa LaQua

東京タワー

Coca-Cola

FamilyMart

REINS International

LAWSON

iD

Suica

QUICPay

Edy

RESULTS FOR 1H OF FY2006
SLIDE No.
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20
/34
•
Measures aimed at accelerating the uptake of mobile credit service have made favorable progress
As of Sept. 30, 2006 : Approx. 60,000
As of Mar. 31, 2007 : Approx. 150,000 (planned)
[Ref]
No. of terminals decided to be installed:  Approx. 350,000
Actions to proliferate mobile credit service
Create New Revenue Sources (1) Credit Business -2-
No. of iD
No. of iD
payment
payment
terminals installed
terminals installed
- AEON
- am/pm
- Circle K Sunkus
-
DAIICHIKOSHO
- TOWER
RECORDS
- Checker Cab
(Checker Taxi)
* Names of companies are listed in Japanese alphabetical order
- Tokyo Dome
Spa LaQua
- Tokyo Radio Taxi Assn.
(Tokyo Musen Taxi)
- Coca-Cola (Japan)
- Family Mart
- REINS International
(Gyu-Kaku/ONYASAI/DOMA-DOMA, etc.)
- LAWSON
Plan to start operating common Plan to start operating common infrastructure around Jan. 2007 infrastructure around Jan. 2007
Common terminal for “Suica” “Edy”
“QUICPay” and “iD”
Common payment terminal Common payment terminal
Growth of merchants
Growth of merchants
Retail outlets supporting “iD” to expand further
Note) Above lists the principal companies/outlets where “iD” payment is already supported or planned to be supported in the future

User base projected to grow to approx. 10 mil by Mar. 31, 2007

RESULTS FOR 1H OF FY2006
SLIDE No.
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21
/34
Create New Revenue Sources (2) Boost Usage
Push information delivery service
* “i-channel” subscription rate: No. of “i-channel” subscribers/ Total users of compatible handset
(10,000 subscribers)
•
Combined subscriber base of push information delivery service (“i-channel”+
“Tokudane-News-bin” ) topped  6 million, contributing to the increase of data ARPU
0
200
400
600
800
1,000
05/9 05/10 05/11 05/12 06/1 06/2 06/3 06/4 06/5 06/6 06/7 06/8 06/9 07/3 (E)
6.59
6.59
mil
mil
+1.8 mil
+1.5 mil
+1.3 mil
i-channel subscription rate
47%
(As of Sept. 30, 2006)
Tokudane-
News-bin
(FY2006/1H (estimate))
Revenue per user:
Approx. 380 yen/month
“i-channel” revenue contribution
Renewal of basic channels Renewal of basic channels
Renewed on Aug. 25, 2006
Enriched content and improved ease of use
+900,000

RESULTS FOR 1H OF FY2006
SLIDE No.
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/34
• User base of roaming-enabled handsets topped 1 million.
• International roaming revenues grew sharply, by 57% year-on-year in FY2006/1H.
5.1
6.5
8.0
7.8
11.6
15.8
Create New Revenue Sources (3) International Services
% of own handset roamers*
User base of roaming-
enabled handsets
International Services
Revenues
(Billions of yen)
FY2006 Int’l Service
Revenues
(forecast) :
36 billion yen
Increase of roaming-enabled
models
{Mar./2007 (planned) }
10 models
Over 20 models
(1,000 subs)
(%)
** % of own handset roamers: No. of “World Wing” roaming users using own handset/ Total roaming users
Int’l roaming revenues
Int’l dialing revenues
[ Int’l roaming revenues ]
+ 57%
year-on-year
[
Int’l services revenues
]
+ 36%
year-on-year
FY2005/1H Fy2006/1H
{As of Oct. 27, 2006}
0
200
400
600
800
1,000
1,200
05/4 5 6 7 8 9 10 11 12 06/1 2 3 06/4 5 6 7 8 9
10
20
30
40
50
No. of roaming-enabled handset users

RESULTS FOR 1H OF FY2006
SLIDE No.
23
23
/34
• Lower procurement costs by integrating communications capabilities/ applications into a single chip.
• Strengthen price/service competitiveness even further through platform development
Cost Reduction
OS/Driver
Communication
control software
: Scope of integration into
single-chip LSI
: Scope of common platform
Procurement
cost reduction
Communication
system
chip
Applications
chip
<Single-Chip LSI>
<Common Platform Development>
Applications
chip
Single-chip LSI
OS/Driver
Middleware
Implement HSDPA functions
in single-chip LSI
Joint development of
common platform for cellular phones
Further reduce Further reduce
procurement procurement
cost cost
Targeted for introduction inFY2007
Communication
system
chip
Start implementing single-chip
LSI from some 903i handsets
HSDPA functions
Reduced chip size to enable
Handset miniaturization
Shorten time
for development
Handset
functionality
enhancement

Appendices * * *

RESULTS FOR 1H OF FY2006
SLIDE No.
25
25
/34
US GAAP
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
222.5 209.1 494.0 527.0
Other revenues
42.2 48.8 109.0 114.0
PHS revenues
23.2 13.0 22.0 21.0
Cellular services revenues (voice, packet)
2,085.6 2,112.4 4,174.0 4,176.0
2005/4-9(1H) 2006/4-9(1H)
2007/3(full year
forecast)
2007/3(full year
forecast)
2,373.5
FY2006 full year
Operating Revenues
(revised forecast)
Compared to
initial guidance
-0.8%
(Cellular services revenues)
compared to initial forecast -0.0%
(Equipment sales revenues)
compared to initial forecast -6.3%
(Billions of yen)
(Billions of yen)
“Quickcast revenues” are included in “Other revenues”.  “International services revenues” are included in “Cellular services revenues”.
2,383.4
4,799.0
(Ref.)
4,838.0
(Announced 4/28/2006)
(Announced 10/27/2006)
Operating Revenues

RESULTS FOR 1H OF FY2006
SLIDE No.
26
26
/34
US GAAP
(Ref)
4,028
FY2006 full year
Operating Expenses
(Revised forecast)
Compared to initial
guidance
-1.0%
(Billions of yen)
(Announced 4/28/2006)
* Revenue-linked expenses: cost of equipment sold + distributor commissions + cost of DoCoMo Point Service
1,815.1
(Announced 10/27/2006)
1,866.5
3,989
(Billions of yen)
Operating Expenses
Impairment loss from the disposal of PHS assets, which had been stated individually in “impairment loss” in previous reports, has been included in “depreciation and amortization” from FY2006/1Q.
0
1,000
2,000
3,000
4,000
Personnel expenses
122.7 124.5 253.0 252.0
Taxes and public duties
18.6 18.3 36.0 37.0
Depreciation and amortization
339.5 347.7 746.0 753.0
Loss on disposal of property, plant and equipment and
intangible assets
11.8 18.1 59.0 52.0
Communication network charges
186.9 178.9 359.0 370.0
Non-personnel expenses
1,135.5 1,179.0 2,536.0 2,564.0
(Incl.) Revenue-linked expenses *
820.8 849.5 1803.0 1,826.0
(Incl.) Other non-personnel expenses
314.6 329.5 733.0 738.0
2005/4-9(1H) 2006/4-9(1H) 2007/3(Full year forecast) 2007/3(Full year forecast)

RESULTS FOR 1H OF FY2006
SLIDE No.
27
27
/34
(Billions of yen)
“Quickcast business” is included in “Other (information systems, etc.)”
FY2006 full year
Capital Expenditures
(Revised forecast)
Compared to initial
guidance
+1.2%
405.9
462.8
(Announced 4/28/2006) (Announced 10/27/2006)
Capital Expenditures
916.0
(Billions of yen)
0
100
200
300
400
500
600
700
800
900
1,000
Other (Information systems, etc.)
59.6 55.9 152.0 150.0
PHS business
0.4 0.7 1.0 1.0
Mobile phone business (FOMA)
270.9 345.3 645.0 639.0
Mobile phone business (i-mode, etc.)
15.5 17.9 34.0 32.0
Mobile phone business (mova)
20.5 12.0 18.0 17.0
Mobile phone business (transmission line)
39.0 31.0 66.0 66.0
2005/4-9(1H) 2006/4-9(1H)
2007/3(Full year
forecast)
2007/3(Full year
forecast)
(Ref)
905.0

RESULTS FOR 1H OF FY2006
SLIDE No.
28
28
/34
Operational Results
* Other includes purchase of additional handsets by existing FOMA subscribers.
Communication Module Service subscribers are included in the number of cellular subscribers to align the calculation method of subscribers with other cellular phone carriers.  (Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers)
For an explanation of MOU and ARPU, see Slide 33 of this document, “Definition and Calculation Method of MOU and ARPU”.
47,900
+4.5%
47,186
45,139
i-mode
Other*
Migration
from mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU (minutes)
ARPU (yen)
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share (%)
No. of Subscribers (1,000)
-
-71.1%
808
2,794
-
-65.3%
558
1,609
-
-0.5 points
55.5
56.0
990
+31.2%
799
609
34,800
+73.5%
29,098
16,770
18,200
-30.6%
23,004
33,134
53,000
+4.4%
52,103
49,904
-
-5.4%
3,130
3,310
2007/3
(Full year forecast)
Announced
10/27/2006
Changes
(1) (2)
2006/4-9
(1H)
(2)
2005/4-9
(1H)
(1)
-
390
-
-
-
-
+170.0%
3,678
1,362
+6.2%
4,422
4,165
+19.2%
2,355
1,976
-16.4%
61
73
-38.6%
606
987
-0.19 points
0.62
0.81

RESULTS FOR 1H OF FY2006
SLIDE No.
29
29
/34
•
Facilitate business structural reform, to transform cellular into a “lifestyle infrastructure” through the synergies of core and new businesses
•
Deliver “cellular services useful for everyday life and business” to offer innovative & secure solutions
New
business
New
business
Core
business
synergies
Structural reform Structural reform
(Cost reduction/ Business style) (Cost reduction/ Business style)
From “telecommunications infrastructure”
to “lifestyle infrastructure”
Deliver “lifestyle cellular services”
through the synergies of core & new
businesses
Directions of service development:
“innovative”“safe & secure”
Safe & Secure
Safe
& Secure
& Secure
Innovative
Innovative
Innovative
Personal data
protection
Remote lock
Data security
Spam countermeasures
NW quality
enhancement
New communication services
PushTalk
·i-channel
AV AV
Bar code reader Bar code reader
TV radio TV radio
GPS GPS
FeliCa FeliCa
music music
i-mode i-mode
voice voice
Dual-mode Dual-mode
W-LAN W-LAN
Handset troubleshoot
Over-the-air download
Disaster
communication
i-mode disaster
message board
Children safety protection
Kid’s PHONE
imadoco search
FeliCa services
Payment, mobile credit
Commuter pass (Mobile Suica)
Music services
Corporate services
Fuel cell Fuel cell
International services International services
Premier Club
Free handset repair
Free extra battery pack service
Broadcast-linked
Video distribution/
Videophone
Middle-Term Business Directions
Lifestyle
cellular

RESULTS FOR 1H OF FY2006
SLIDE No.
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/34
Create New Revenue Sources
Accelerate cellular service’s transformation into a “lifestyle infrastructure”
leveraging the synergies of core and new businesses
Achieve “third growth” after first and second phases of growth led by telecommunications/IT infrastructure businesses
-Rakuten Auction
-CA Mobile
-Tower Records
* non-invested alliance
-KT Freetel
-Guam Cellular
Guam Wireless
-PLDT
Asia Pacific Mobile Alliance
(tentative name)
-Sumitomo Mitsui Card
-UC Card
-Fuji television
-Nippon television (LLP)
-AEON*
-FamilyMart*
-East Japan Railway
(LLP)
-am/pm
-Lawson
·
ACCESS
·
Aplix
·
Renesas Technology*
·
Texas Instruments*
·
FueTrek
·
AQUA FAIRY
Current
Core Business
(1) Payment/Commerce
(3) Content /
Internet business
(2) Broadcast
(4) Global business
(5) Mobile-related peripheral business

RESULTS FOR 1H OF FY2006
SLIDE No.
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31
/34
Enriched FOMA Handset Lineup
902iS
2006/5
2006/7
702iS
M702iG
903i
703i
N902iX
2006/8
BlackBerry
HTC
2006/6
M702iS
SIMPURE
903iX
HIGH-SPEED
Concept Models
(Terrestrial digital TV-enabled model
/ Universal design etc)
Raku Raku
Phone III
SO902iWP
(water
proof)
FY2006 First Half FY2006 Second Half and Beyond
·
Flagship model offering full-spec features
(903i series)
·
HSDPA phones (903iX HIGH-SPEED)
·
One-segment TV phones featuring slimmest size,
longest playback hours and largest screen in
Japan (903iTV series)
Breakdown of
FOMA Handsets Sold
FY2005/1H
FY2006/1H
70X series 90X series
Prepared a lineup of handsets offering enhanced competitiveness in every aspect
Concept phones
7 0 X Series
9 0 X Series

RESULTS FOR 1H OF FY2006
SLIDE No.
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32
/34
Returning profits to shareholders is considered one of the most important issues in our corporate agenda
Return to Shareholders
- Dividend per share: 4,000 yen
(Maintain the same dividend level as FY ended Mar. 31, 2006, when it was doubled from the previous fiscal year)
- Repurchase of own shares:
Study to repurchase up to 1.4 million shares for up to 250 billion yen
(Treasury shares kept in excess of 5% of total issued shares are planned for cancellation once a year)
FY ending Mar. 31, 2007 (Planned)
No. of shares repurchased
(million shares)
Budget (billions of yen)
1.4
2.2
Max. authorized
0.23
(As of Sept. 30, 2006)
40
(As of Sept. 30, 2006)
250
Repurchase authorized at 15th
ordinary general shareholder mtg
1.98
(90.0%)
333.2
(83.3%)
400
Repurchase authorized at 14th
ordinary general shareholder mtg
Actual no. of shares
repurchased
Actual amount
spent
Max. authorized
<< Repurchase of
own shares >>

RESULTS FOR 1H OF FY2006
SLIDE No.
33
33
/34
MOU (Minutes of usage): Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis.
ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.
Aggregate ARPU(FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA+mova)
i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
i-mode ARPU (FOMA) : i-mode ARPU (FOMA+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
Aggregate ARPU (mova) : Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
i-mode ARPU (mova) : i-mode ARPU (mova+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscribers in each month”* of the current quarter
Half-year data: sum of “No. of active subscribers in each month”* of the current  half
Full-year data: sum of “No.-of active subscribers in each month”* of the current fiscal year
* “No. of active subscribers in each month”: (No. of subs at end of previous month+No. of subs at end of current month)/2
The revenues and no. of subscribers of Communication Module Service are not included in the above calculation of ARPU and MOU.
Definition and Calculation Methods of MOU and ARPU

RESULTS FOR 1H OF FY2006
SLIDE No.
34
34
/34
Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin Billions of yen
Year ending
March 31, 2007
(Forecasts)
Year ended
March 31, 2006
Six months ended
March 31, 2006
Six months ended
March 31, 2005
a. EBITDA ¥ 1,601.0 ¥ 1,606.8 ¥ 878.8 ¥ 905.5
(746.0) (738.1) (347.7) (339.5)
(45.0) (36.0) (14.2) (7.6)
810.0 832.6 516.9 558.4
5.0 119.7 3.4 74.7
(327.0) (341.4) (210.5) (246.7)
- (0.4) 0.1 (1.1)
- (0.1) (0.0) 0.0
488.0 610.5 309.8 385.3
4,799.0 4,765.9 2,383.4 2,373.5
33.4% 33.7% 36.9% 38.2%
10.2% 12.8% 13.0% 16.2%
Note:
2. Free cash flows excluding changes in investments for cash management purpose
Billions of yen
Year ending
March 31, 2007
(Forecasts)
Year ended
March 31, 2006
Six months ended
March 31, 2006
Six months ended
March 31, 2005
¥ 290.0 ¥ 510.9 (¥ 48.4) ¥ 360.2
(220.0) - (222.0) -
- 149.0 (0.7) (100.0)
70.0 659.9 (271.1) 260.2
(943.0) (951.1) (530.1) (598.7)
1,013.0 1,610.9 259.0 858.9
Free cash flows
Minority interests in earnings of consolidated subsidiaries
c. Total operating revenues
EBITDA margin (=a/c)
Equity in net losses of affiliates
b. Net income
(2) Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.  Net cash used in
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Changes of investments for cash management purpose (2)
Free cash flows excluding changes in investments for cash management purpose
Irregular factors (1)
(1) Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal period. Note:
Net cash used in investing activities
Net cash provided by operating activities
Net income margin (=b/c)
Depreciation and amortization
Operating income
Other income (expense)
Income taxes
Losses on sale or disposal of property, plant and equipment

“FOMA” , “mova”, “Quickcast”, “i-mode”, “pake-houdai” , “Osaifu-Keitai”, “iD” “DCMX”, “SIMPURE”, “i-channel”,  “Tokudane-News-bin”, ” Imadoko-Search”,and,  “Music Channel”are trademarks or registered trademarks of NTT DoCoMo, Inc.  Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.